   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 25, 1997

                                                      REGISTRATION NO. 333-28373
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 6

                                       TO

                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                           AMCOR CAPITAL CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                     DELAWARE                                          33-0329559
          (STATE OR OTHER JURISDICTION OF                           (I.R.S. EMPLOYER
          INCORPORATION OR ORGANIZATION)                           IDENTIFICATION NO.)

                             52-300 ENTERPRISE WAY
                          COACHELLA, CALIFORNIA 92236
                                 (760) 398-9520
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                    FRED H. BEHRENS, CHIEF EXECUTIVE OFFICER
                           AMCOR CAPITAL CORPORATION
                             52-300 ENTERPRISE WAY
                          COACHELLA, CALIFORNIA 92236
                                 (760) 398-9520
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

                           THOMAS E. STEPP, JR., ESQ.
                              WHITE AND STEPP LLP
                               4100 NEWPORT PLACE
                                   SUITE 800
                        NEWPORT BEACH, CALIFORNIA 92660
                                 (714) 660-9700
                             BRUCE J. RUSHALL, ESQ.
                               RUSHALL & MCGEEVER
                           2111 PALOMAR AIRPORT ROAD
                                   SUITE 200
                           CARLSBAD, CALIFORNIA 92009
                                 (760) 438-6855

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   As soon as practicable after the Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [ ]

    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

=======================================================================================================
                                                           PROPOSED         PROPOSED
                                                            MAXIMUM          MAXIMUM
         TITLE OF EACH CLASS               AMOUNT          OFFERING         AGGREGATE        AMOUNT OF
            OF SECURITIES                   TO BE            PRICE          OFFERING       REGISTRATION
           TO BE REGISTERED             REGISTERED(1)      PER UNIT           PRICE           FEE(2)
-------------------------------------------------------------------------------------------------------
Series A 9% Convertible Preferred
  Stock...............................      747,500         $10.00         $7,475,000        $2,265.15
=======================================================================================================

(1) Represents the maximum number of preferred shares to be issued. The Company is offering 650,000 preferred shares and has granted to the Underwriter an option, exercisable within 45 days of the Effective Date, to purchase up to an aggregate of 97,500 additional shares at the public price less underwriting discounts and commissions for the purpose of covering over-allotments, if any.

(2) The filing fee has been computed based on the $10.00 per share maximum offering price. The Underwriter and other parties may be offered certain discounts on the maximum offering price.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
================================================================================

PROSPECTUS                       650,000 SHARES

[AMCOR CAPITAL LOGO]       AMCOR CAPITAL CORPORATION

                 $10.00 SERIES A 9% CONVERTIBLE PREFERRED STOCK
                            ------------------------
    AMCOR Capital Corporation, a Delaware corporation ("Company"), is primarily engaged in agribusiness, biomass recycling, and real estate development and management, with three core operating divisions: (i) growing, processing and marketing fresh table grapes in southern California's Coachella Valley (near Palm Springs); (ii) processing biomass into clean green waste; and (iii) real estate development, principally related to a 1,350 acre residential subdivision and championship golf course located southeast of San Antonio, Texas.

    Dividends on the shares of $10.00 Series A 9% Convertible Preferred Stock ("Series A Preferred Stock") are cumulative from the date of issue and are payable quarterly in an annual amount per share equal to 9% of the purchase price of each share. Holders of the Series A Preferred Stock will have the right to elect a majority of the members of the Board of Directors of the Company upon a cumulative default, whether consecutive or not, of 8 quarterly dividends, and that right shall continue until full and complete payment of all dividends in arrears on the Series A Preferred Stock.

    The Series A Preferred Stock will be convertible to shares of the Company's Common Stock ("Common Stock") at a price equal to 125% of the closing price of the Common Stock on the day ("Determination Date") before the effective date of the Offering ("Effective Date"). The Company shall have the right to compel conversion of the Series A Preferred Stock at such time as the Common Stock has traded at a price equal to or greater than 150% of the closing price of the Common Stock on the Determination Date for a period of 20 consecutive business days. The Series A Preferred Stock will be senior to the Company's Series B Preferred Stock and the Common Stock with respect to payment of dividends and distributions to shareholders upon liquidation, dissolution or winding up of the Company. Shares of Series A Preferred Stock will not be redeemable at the option of the Company for five years from the issue date. On and after five years from the issue date, shares of Series A Preferred Stock will be redeemable for cash at a redemption price of $10.00 per share. In the event the Company elects to redeem the Series A Preferred Stock, the Company will provide to holders of the Series A Preferred Stock written notice of that election, and during that 30 day period immediately following the date of that notice those holders will have the option to convert the Series A Preferred Stock to Common Stock at a price equal to 125% of the closing price of the Common Stock on the Determination Date. If the Series A Preferred Stock is redeemed in part, such redemption will be on a pro rata basis. (See "Conversion Rights").

     SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN RISK FACTORS THAT SHOULD BE CAREFULLY CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SERIES A PREFERRED STOCK OFFERED HEREBY.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

=============================================================================================
                                                          UNDERWRITING
                                                          DISCOUNTS AND          PROCEEDS TO
                                 PRICE TO PUBLIC(1)      COMMISSIONS(2)         COMPANY(1)(3)
---------------------------------------------------------------------------------------------
Per Share......................        $10.00                 $.90                  $9.10
---------------------------------------------------------------------------------------------
Total(4).......................      $6,500,000             $585,000             $5,915,000
=============================================================================================

(1) Plus accrued dividends, if any, from October 1, 1997.

(2) For information regarding underwriting discounts and commissions, as well as the indemnification of the Underwriter by the Company, see "Underwriter and Plan of Distribution."

(3) Before deducting offering expenses and underwriter's expense allowance, which are payable by the Company.

(4) The Company has granted to the Underwriter an option, exercisable within 45 days of the Effective Date, to purchase up to an aggregate of 97,500 additional shares at the public price less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the Underwriter exercises such option in full, the total Price to Public, Underwriting Discounts and Commissions, and Proceeds to the Company will be $7,475,000, $672,750 and $6,802,250, respectively. See "Underwriter and Plan of Distribution."

    The shares of Series A Preferred Stock are offered by the Underwriter, subject to prior sale, when, as and if delivered to and accepted by the Underwriter, and subject to its right to reject orders in whole or in part. It is expected that delivery of the Series A Preferred Stock will be made electronically in New York, New York on or about September 30, 1997.

                         TORREY PINES SECURITIES, INC.


               The date of this Prospectus is September 25, 1997.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THAT INFORMATION AND THOSE REPRESENTATIONS SPECIFIED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SERIES A PREFERRED STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                            ------------------------

                       CAUTIONARY STATEMENT FOR PURPOSES
                     OF THE "SAFE HARBOR" PROVISIONS OF THE
                     PRIVATE LITIGATION REFORM ACT OF 1995

     THIS DOCUMENT SPECIFIES FORWARD-LOOKING STATEMENTS OF MANAGEMENT OF THE COMPANY. FORWARD-LOOKING STATEMENTS ARE STATEMENTS THAT ESTIMATE THE HAPPENING OF FUTURE EVENTS, ARE NOT BASED ON HISTORICAL FACT AND ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS MAY BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "MAY", "WILL", "EXPECT", "SHOULD", "COULD", "ESTIMATE", "ANTICIPATE", "POSSIBLE", "PROBABLE", "CONTINUE", OR SIMILAR TERMS, VARIATIONS OF THOSE TERMS OR THE NEGATIVE OF THOSE TERMS. THE "RISK FACTORS" SET FORTH IN THIS DOCUMENT CONSTITUTE CAUTIONARY STATEMENTS IDENTIFYING IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS. THE FORWARD-LOOKING STATEMENTS SPECIFIED IN THIS DOCUMENT HAVE BEEN COMPILED BY MANAGEMENT OF THE COMPANY ON THE BASIS OF ASSUMPTIONS MADE BY MANAGEMENT AND CONSIDERED BY MANAGEMENT TO BE REASONABLE. FUTURE OPERATING RESULTS OF THE COMPANY, HOWEVER, ARE IMPOSSIBLE TO PREDICT AND NO REPRESENTATION, GUARANTY, OR WARRANTY IS TO BE INFERRED FROM THOSE FORWARD-LOOKING STATEMENTS. THEREFORE, PROSPECTIVE PURCHASERS OF THE SHARES OF SERIES A PREFERRED STOCK ARE URGED TO CONSULT WITH THEIR ADVISORS (THE OPINIONS OF WHICH MAY DIFFER FROM THOSE SPECIFIED IN THOSE FORWARD-LOOKING STATEMENTS) WITH RESPECT TO THOSE ASSUMPTIONS OR HYPOTHESES.

     THE ASSUMPTIONS USED FOR PURPOSES OF THE FORWARD-LOOKING STATEMENTS SPECIFIED IN THIS DOCUMENT REPRESENT ESTIMATES OF FUTURE EVENTS AND ARE SUBJECT TO UNCERTAINTY AS TO POSSIBLE CHANGES IN ECONOMIC, LEGISLATIVE, INDUSTRY, AND OTHER CIRCUMSTANCES. AS A RESULT, THE IDENTIFICATION AND INTERPRETATION OF DATA AND OTHER INFORMATION AND THEIR USE IN DEVELOPING AND SELECTING ASSUMPTIONS FROM AND AMONG REASONABLE ALTERNATIVES REQUIRE THE EXERCISE OF JUDGMENT. TO THE EXTENT THAT THE ASSUMED EVENTS

DO NOT OCCUR, THE OUTCOME MAY VARY SUBSTANTIALLY FROM ANTICIPATED OR PROJECTED RESULTS, AND, ACCORDINGLY, NO OPINION IS EXPRESSED ON THE ACHIEVABILITY OF THOSE FORWARD-LOOKING STATEMENTS.

     THE FORWARD-LOOKING STATEMENTS SPECIFIED IN THIS DOCUMENT HAVE BEEN COMPILED AS OF THE DATE OF THIS DOCUMENT AND SHOULD BE EVALUATED WITH CONSIDERATION OF ANY CHANGES OCCURRING AFTER THE DATE OF THIS DOCUMENT. NO ASSURANCE CAN BE GIVEN THAT ANY OF THE ASSUMPTIONS RELATING TO THE FORWARD-LOOKING STATEMENTS SPECIFIED IN THIS DOCUMENT ARE ACCURATE OR THAT THEY WILL PROVE TO BE APPLICABLE TO A PARTICULAR PURCHASER OF THE SHARES OF THE SERIES A PREFERRED STOCK. IT IS THE RESPONSIBILITY OF THE PURCHASERS OF THE SERIES A PREFERRED STOCK AND THEIR ADVISORS TO REVIEW THOSE FORWARD-LOOKING STATEMENTS TO CONSIDER THE ASSUMPTIONS ON WHICH THOSE FORWARD-LOOKING STATEMENTS ARE BASED AND TO ASCERTAIN THEIR REASONABLENESS.
                            ------------------------

                               GLOSSARY OF TERMS

     The following defined terms are in addition to those defined terms specified elsewhere in this Prospectus and are deemed to include the singular, as well as the plural, and the present tense, as well as the past tense, and, when they appear in this Prospectus, are defined as follows:

GENERAL TERMS

     "Affiliate" shall mean (i) any person who directly or indirectly controls or is controlled by or under common control with another person or entity; (ii) a person owning or controlling 10% or more of the outstanding voting securities of such other person or entity; (iii) any officer or director of such other person or entity; or (iv) any person who is an officer, director, general partner, trustee, or holder of 10% or more of the voting securities or beneficial interests of any of the foregoing.

     "Code" shall mean the United States Internal Revenue Code of 1986, as amended.

     "Commission" shall mean the United States Securities and Exchange
Commission.

     "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended from time to time.

     "Funds Available For Distribution" shall mean cash receipts from the operations of the Company, after deducting cash used to pay all expenses, debt payments, capital improvements and replacements and less the amounts set aside for restoration or creation of reserves.

     "IRS" shall mean the United States Internal Revenue Service.

     "Offering" shall mean the offer of no more, and possibly less, than 747,500 shares of the Series A Preferred Stock, on, and subject to, the terms and conditions specified in this Prospectus.

     "Prospectus" shall mean this Prospectus dated September 19, 1997, and any and all amendments and supplements thereto.

     "Securities Act" shall mean the Securities Act of 1933, as amended from time to time.

BIOMASS TERMS

     "Biomass" shall mean any organic waste product.

     "Clean green waste" shall mean organic waste containing no more than 0.5 percent physical contaminants by total weight. Clean green waste is typically composed of waste from plants, including leaves, clippings, cuttings, grass trimmings, weeds, shrubbery, bushes, tree limbs, tree trunks, and untreated wooden pallets.

     "Chipper" shall mean a machine, typically powered by an internal combustion engine, which reduces large pieces of wood (tree trunks, wood pallets, etc.) into wood chips.

     "Contaminant" shall mean, when used in connection with clean green waste, any nonorganic foreign substance. The most common contaminants in clean green waste are glass, plastic, styrofoam, and metal (such as screws, nails, and beverage cans).

     "Landfill" shall mean a licensed solid waste disposal site where solid waste is compacted or burned; commonly referred to as a "dump".

     "MRF" is an acronym for "Material Recycling Facility".

     "Organic" shall mean products originating from living things; farm operations are typically considered "organic" if they use fertilizers and mulches consisting of vegetable matter.

     "Recycle" shall mean removing usable materials from the waste disposal process.

     "Screen" shall mean a machine, typically powered by an internal combustion engine, which removes and collects green waste from the waste disposal process.

     "Shear" shall mean a machine, typically powered by an internal combustion engine, which crushes or cuts wood, metal, or other solid waste products.

REAL ESTATE TERMS

     "Championship golf course" shall mean a golf course of more than 7,000 yards designed by a member of the Professional Golfer's Association ("PGA").

     "Partnership" shall mean Rancho California Partners II, a California limited partnership.

AGRICULTURAL TERMS

     "Aquifer" shall mean a water-bearing rock, rock formation, or group of formations.

     "Drip Irrigation System" shall mean a water-conserving irrigation system whereby an emitter delivers water directly to the plant.

     "Table Grape" shall mean a grape grown primarily for fresh consumption, as opposed to a grape grown for use as a base in juice or wine.

                                    SUMMARY

     The following summary is qualified in its entirety by the more detailed information contained elsewhere in this Prospectus and in the Exhibits to this Prospectus which are incorporated by reference as if set forth fully herein. Investors should carefully consider the information set forth under the heading "Risk Factors."

                                  THE COMPANY

     AMCOR Capital Corporation, a Delaware corporation, defined previously in this Prospectus as the "Company," is primarily engaged in agribusiness and real estate development with three core operating divisions: (i) growing, processing and marketing fresh table grapes in southern California's Coachella Valley (near Palm Springs); (ii) processing Biomass into clean green waste; and (iii) developing real estate, principally related to a 1,350 acre residential subdivision and adjacent championship golf course located southeast of San Antonio, Texas. The Company also has a 50% ownership interest in a 6,000 acre irrigated potato and grain farm located in the Columbia River Basin of Eastern Oregon, with certain Columbia River water rights appurtenant thereto.

     The Company currently operates a Coachella Valley table grape business, which constitutes one of the country's largest growers and shippers of the popular Flame Seedless table grapes. The Company's combined proprietary and managed table grape acreage produces nearly 1.5 million boxes (approximately 30 million pounds) of grapes annually. In March, 1997, the Company entered into an exclusive licensing agreement with Sun World International, Inc. ("Sun World") to develop and produce the patented Sugraone "Superior Seedless" table grape.

     In addition to the Sun World seedless grape licensing agreement, the Company believes that expansion of its Biomass processing operations is now advantageous due to the revenue potential in the recycling industry and the operational advantages that the Company believes it presently maintains over potential competitors in the Biomass processing industry. AMCOR Biomass Farms LLC has entered into relationships with Gus K. Franklin, President of TransPacific Environmental Incorporated, a California corporation ("TransPacific"), and major waste recycling companies, such as CR&R Recycling, Inc., located in Stanton, California; Waste Recovery & Recycling, Inc., located in South Gate, California; Sunset Environmental, located in Irvine, California; and CVT Recycling, located in Anaheim, California. The Company anticipates that AMCOR Biomass Farms LLC will enter into similar relationships with other major solid waste disposal and recycling companies. The Company intends to utilize a significant portion of its available resources, including a portion of the proceeds of this offering, to expand its Biomass operations during the next one to two years.

     TransPacific operates a tree trimming business for various municipalities in southern California and a transfer station facility located in Santa Fe Springs, California. On September 5, 1997, the Company and TransPacific agreed that the Company shall acquire TransPacific's business, which could include various assets, tangible and intangible, including TransPacific's municipal tree trimming operations, Transpacific's leasehold interest in its transfer station facility, the name TransPacific Environmental Incorporated and the goodwill affiliated with that name. The purchase price of that business is being negotiated by the parties, and that purchase price should be equal approximately to the fair value of those assets determined by independent arms length personnel. In connection with the Company's acquisition of TransPacific's business, Gus K. Franklin has agreed with the Company to continue to provide consulting services to the Company and AMCOR Biomass Farms LLC pursuant to a consulting agreement entered into by Mr. Franklin and AMCOR Biomass Farms LLC. Mr. Franklin has more than 25 years experience in the waste management business, including Biomass and green waste. TransPacific operates a tree trimming business for various municipalities in Southern California and a transfer station facility located in Santa Fe Springs, California. No assurance or guaranty, however, can be given that the Company will be able to acquire that business, or, if acquired, that business will be profitable to the Company.

     The Company was incorporated in Delaware on March 10, 1988. The Company's consolidated operations include its wholly-owned subsidiaries, Sun Goddess Farms, Inc., a California corporation, and AMCOR Properties, Inc., a California corporation. The Company also holds a 99% ownership interest in (i) Las Palomas Country Club Estates LLC, a California limited liability company, which acts as the development entity for the Las Palomas Golf Course (owned by the Company and leased to Lake Valley Realty Partners, an Affiliate of the Company) and the contiguous residential building lot development in Texas (owned by Lake Valley Realty Partners); (ii) AMCOR Builders LLC, a California limited liability company, which manages the construction operations of the Company in Texas; and (iii) AMCOR Biomass Farms LLC, a California limited liability company, which operates the clean green waste processing facilities. The remaining 1% interest in Las Palomas Country Club Estates LLC is owned by Fred H. Behrens, Chief Executive Officer and a director of the Company. The remaining 1% interest in AMCOR Builders LLC is owned by Robert A. Wright, the President and a director of the Company. The remaining 1% interest in AMCOR Biomass Farms LLC is owned by F. Howard Lee, a director of the Company. The Company's principal executive office is located at 52-300 Enterprise Way, Coachella, California 92236. The Company's telephone number is (760)398-9520.

     The Company's common stock, par value $.002 per share ("Common Stock"), trades with its prices quoted on the Over The Counter Bulletin Board Electronic Quotation System (Symbol: "ACAP"). Recently the Company applied for a Small Cap Market listing on NASDAQ; that application is currently under review by the National Association of Securities Dealers, Inc. ("NASD"). Management is not aware of any reason that the application for a listing on the Small Cap Market would not be approved. Exhibit A to this Prospectus contains a chart indicating the recent performance of the Company's Common Stock.

                                  THE OFFERING

Securities Offered (1)........  650,000 shares of Series A 9% Convertible Preferred Stock.
Dividends.....................  The Series A Preferred Stock shall pay dividends of 9%
                                annually, paid on a quarterly basis. Holders of the Series A
                                Preferred Stock will have the right to elect a majority of the members of the Board of Directors of the Company upon a cumulative default, whether consecutive or not, of 8
                                quarterly dividends, and that right shall continue until full and complete payment of all dividends in arrears on the
                                Series A Preferred Stock.
Conversion Rights.............  The Series A Preferred Stock will be convertible to shares of
                                Common Stock at a price equal to 125% of the closing price of the Common Stock on the Determination Date ("Conversion
                                Price"). The Company shall have the right to compel
                                conversion of the Series A Preferred Stock at such time as the Common Stock has traded at a price equal to or greater than 150% of the closing price of the Common Stock on the
                                Determination Date for a period of 20 consecutive business days.
Redemption Rights.............  The Series A Preferred Stock may be redeemed by the Company on or after 5 years from the issue date of the Series A
                                Preferred Stock for cash at $10.00 per share, plus an amount equal to accumulated, accrued and unpaid dividends. The
                                conditions precedent to the Company's right to compel
                                conversion of the Series A Preferred Stock into Common Stock will not apply to any redemption by the Company of Series A
                                Preferred Stock. In the event the Company elects to redeem the Series A Preferred Stock, the Company will provide to
                                holders of the Series A Preferred Stock written notice of
                                that election, and during that 30 day period immediately
                                following the date of that notice those holders will have the option to convert the Series A Preferred Stock to Common
                                Stock at the Conversion Price. If the Series A Preferred
                                Stock is redeemed in part, such redemption will be on a pro rata basis.
Liquidation Preference........  $10.00 per share, plus an amount equal to accumulated, accrued and unpaid dividends.
Voting Rights.................  Except as otherwise from time to time required by applicable law, the holders of shares of Series A Preferred Stock will have no voting rights.
Ownership Limit...............  None.

---------------

(1) Assumes no exercise of the Underwriter's over-allotment option. See "Underwriter and Plan of Distribution."

                                  RISK FACTORS

A PURCHASE OF SERIES A PREFERRED STOCK INVOLVES A SIGNIFICANT AND SUBSTANTIAL NUMBER OF SIGNIFICANT RISKS, WHICH EACH PROSPECTIVE PURCHASER OF SERIES A PREFERRED STOCK SHOULD CONSIDER PRIOR TO MAKING A DECISION TO PURCHASE SERIES A PREFERRED STOCK. EACH PROSPECTIVE PURCHASER OF SERIES A PREFERRED STOCK SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, AS WELL AS OTHER RISK FACTORS, WHICH MAY BE SPECIFIED BY THE PROVISIONS OF THIS DOCUMENT. THIS DOCUMENT CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE ACTUAL RESULTS OF THE COMPANY AND ITS SUBSIDIARIES AND AFFILIATES MAY DIFFER MATERIALLY FROM THE RESULTS SPECIFIED IN THE FORWARD-LOOKING STATEMENTS BECAUSE OF CERTAIN FACTORS, INCLUDING THOSE SPECIFIED IN THE FOLLOWING RISK FACTORS AND ELSEWHERE IN THIS DOCUMENT. PROSPECTIVE PURCHASERS OF SERIES A PREFERRED STOCK MUST BE PREPARED FOR THE POSSIBLE LOSS OF THEIR ENTIRE INVESTMENTS IN THE COMPANY. THE ORDER IN WHICH THE FOLLOWING RISK FACTORS ARE PRESENTED IS ARBITRARY, AND PROSPECTIVE PURCHASERS OF SERIES A PREFERRED STOCK SHOULD NOT CONCLUDE, BECAUSE OF THE ORDER OF PRESENTATION OF THE FOLLOWING RISK FACTORS, THAT ONE RISK FACTOR IS MORE SIGNIFICANT THAN ANOTHER RISK FACTOR.

POTENTIAL ENVIRONMENTAL LIABILITY AND RELATED RISKS

     COMPLIANCE WITH GOVERNMENT AND ENVIRONMENTAL REGULATIONS. The collection and disposal of solid wastes, including wastes incident to the operation of a clean green waste processing facility and rendering of related environmental services, are subject to federal, state and local laws and regulations which regulate health, safety, the environment, zoning and land-use. Any violation of, and cost of compliance with, these laws and regulations could have a material adverse effect on the Company's business, financial condition and results of operations. Operating permits are generally required for recycling facilities and certain collection vehicles, and these permits are subject to revocation, modification, and renewal. Federal, state and local regulations vary, but generally govern all types of waste disposal activities and the location and use of facilities and also impose restrictions to prohibit or minimize soil, air and water pollution. In connection with the Company's recycling activities, it may be necessary to expend considerable time, effort and money to bring the existing or acquired facilities into compliance with applicable requirements and to obtain the permits and approvals necessary to increase the recycling and storage capacity of such facilities. In addition, governmental authorities have the power to enforce compliance with these regulations and to obtain injunctions or impose fines in the case of violations, including criminal penalties. These regulations are administered by the United States Environmental Protection Agency ("EPA") and various other federal, state and local environmental and health and safety agencies and authorities, including the Occupational Safety and Health Administration of the United States Department of Labor.

     Subtitle D of the Resource Conservation and Recovery Act of 1976, as amended, establishes a framework for regulating the storage, collection and disposal of non-hazardous solid wastes. In the past, the Subtitle D framework has left the regulation of non-hazardous waste storage, collection and disposal largely to the states. However, in October 1991, the EPA promulgated a final rule which imposes minimum federal comprehensive solid waste management criteria and guidelines for disposal facilities and operations, including location restrictions, facility design and operating criteria, closure and post-closure requirements, financial assurance standards, groundwater monitoring requirements and corrective action standards, many of which have not commonly been in effect or enforced in connection with solid waste landfills. States are required to revise their landfill regulations to meet these requirements. Because some parts of the new regulations will be phased in over time, the full effect of these regulations may not be known for several years. However, other than for groundwater monitoring and financial assurance requirements, all provisions of the final rule became effective in October 1993. There can be no assurance that the EPA will not promulgate similar regulations under Subtitle D in connection with the collection of non-hazardous solid waste.

     On or about July 21, 1997, the Riverside County Local Solid Waste Management Enforcement Agency ("LEA") issued a cease and desist order pursuant to the provisions of which AMCOR Biomass Farms LLC is prohibited from accepting green waste material at the Murrieta facilities. The LEA issued that cease and desist order because AMCOR Biomass Farms LLC had at that time failed to provide to the LEA certain information requested by the LEA regarding operations at the Murrieta facilities. Since the date of that cease and desist order, the Company has provided to the LEA the requested information; provided, however, that cease and desist order is still in effect. AMCOR Biomass Farms LLC is presently negotiating the revocation of that cease and desist order pending approval by the LEA of a testing protocol initiated by AMCOR Biomass Farms LLC and certain related remedial action by AMCOR Biomass Farms LLC at the Murrieta facilities. No assurance can be given, however, that such cease and desist order will be revoked or, if revoked, that a similar cease and desist order will not be issued by the LEA in the future. An unfavorable resolution of this matter could adversely affect the results of the recycling and biomass processing operations of AMCOR Biomass Farms LLC at the Murrieta facilities.

     The Company has significant acreage in Coachella, California, where it intends to commence farming operations early next year, which will receive green waste material processed by AMCOR Biomass Farms LLC. In addition to the Company's Coachella facilities, there exist various other facilities to which AMCOR Biomass Farms LLC can transport its green waste material for deposit, which facilities will be determined by management of the Company and which determination will be based on the type of green waste material, the location of the facilities, transportation and handling costs and other factors. Therefore, in the opinion of management of the Company, any interruption in the green waste disposal operations at the Murrieta facilities should not have a material adverse effect on the results of the Company.

     HAZARDOUS SUBSTANCES LIABILITY. The Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended ("Superfund" or "CERCLA"), has been interpreted by some courts to impose strict, joint and several liability on current and former owners or operators of facilities at which there has been a release or a threatened release of a "hazardous substance" and on persons who generate, transport or arrange for the disposal of such substances at those facilities. Thousands of substances are defined as "hazardous" under CERCLA and their presence, even in minute amounts, can result in substantial liability. The statute provides for the remediation of contaminated facilities and imposes the costs therefor on the responsible parties. The costs of conducting such a cleanup and the damages can be very significant and, given the limitations in insurance coverage for these risks, could have a material adverse impact on the Company and its financial condition. Notwithstanding the efforts of AMCOR Biomass Farms LLC to comply with applicable regulations and to avoid transporting and receiving hazardous substances, such substances may be present in waste collected or received for processing by AMCOR Biomass Farms LLC. AMCOR Biomass Farms LLC intends to continue to focus on the non-hazardous clean green waste recycling market and do not intend to acquire or develop hazardous waste disposal operations. As used in this Prospectus, "non-hazardous waste" means substances that are not defined as hazardous wastes under federal regulations.

     LACK OF ENVIRONMENTAL LIABILITY INSURANCE. Although AMCOR Biomass Farms LLC may acquire and maintain site-specific pollution legal liability insurance, which may provide coverage under certain circumstances for pollution damage to third parties, such coverage is restrictive in nature, and subject to certain exclusions and effective dates, consistent with insurance industry requirements. In addition, such coverage is subject to specific and aggregate limits which may not be sufficient to cover claims, if they should arise. If AMCOR Biomass Farms LLC is not able to obtain comprehensive pollution insurance at reasonable costs, it may carry only such coverage, if any, as is required by regulatory permits. In addition, the extent of insurance coverage under certain forms of policies has been the subject in recent years of litigation in which insurance companies have, in some cases, successfully taken the position that certain risks are not covered by such policies. If, in the absence of such insurance, AMCOR Biomass Farms LLC were to incur liability for environmental damages of sufficient magnitude, it could have a material adverse effect on the Company and its financial condition.

     CLAIMS AGAINST THE MURRIETA REAL PROPERTY. The Murrieta real property which AMCOR Biomass Farms LLC used as a depository for clean green waste during the initial operations of the pilot program developed by AMCOR Biomass Farms LLC is owned by Rancho California Partners II, a California limited partnership formed in or about 1986, which has previously been defined in this Prospectus as the "Partnership". The general partners of the Partnership are Fred Behrens, Chief Executive Officer and a director of the Company, and Robert Wright, President and a director of the Company. On April 6, 1996, the Company purchased loans owed by the Partnership in the amount of $5,691,686 (including accrued interest), secured by that real property. The agreements securing these loans have been assigned to the Company. The purchase price of these loans is payable pursuant to three secured promissory notes from the Company, which are secured by that real property and a mortgage on the Texas real property upon which the Las Palomas Country Club Estates project (championship golf course and residential lots) is located, owned by the Company and leased to Lake Valley Realty Partners, an Affiliate of the Company.

     RISKS OF FUTURE LEGAL PROCEEDINGS. In addition to the costs of complying with environmental regulations, recycling companies and other waste management companies, by the nature of their businesses, may be involved in legal proceedings in the ordinary course of business. Government agencies may seek to impose fines on AMCOR Biomass Farms LLC for alleged failure to comply with laws and regulations or to deny, revoke or impede the renewal of AMCOR Biomass Farms LLC's permits and licenses. In addition, such governmental agencies, as well as surrounding landowners, may claim AMCOR Biomass Farms LLC is liable for environmental damage. Citizens' groups have become increasingly active in challenging the grant or renewal of permits and licenses, and responding to such challenges has further increased the costs associated with permitting new facilities or expanding current facilities. A significant judgment against AMCOR Biomass Farms LLC, the loss of a significant permit or license or the imposition of a significant fine could have a material adverse effect on the Company's financial condition. Unfavorable resolution of any such matter could adversely affect the results of the recycling and Biomass and green waste processing operations of AMCOR Biomass Farms LLC.

     SEASONALITY. The Company believes that its clean green waste processing operations may be adversely affected by protracted periods of inclement weather, which could delay the transfer of clean green waste or reduce the volume of clean green waste generated, or both. Moreover, different types and volumes of clean green waste are generated throughout the year, depending upon optimum growing seasons, government weed abatement programs, and specialized holiday green waste (for example, the disposal of evergreen trees after the end of the Christmas season). There can be no assurance that protracted periods of inclement weather will not have a material adverse effect on the Company's future results of operations.

     COMPETITION IN THE RECYCLING INDUSTRY. AMCOR Biomass Farms LLC will provide alternatives to landfill disposal (such as recycling, biomass milling and waste-to-energy). As set forth in other sections of this Prospectus, there has been an increasing trend at the state and local levels to mandate waste reduction at the source and to prohibit the disposal of certain types of wastes at landfills. As this trend continues, the Company expects to encounter competition from new and existing waste industry members. Management believes that entry into the industry and ongoing operations within the industry require a substantial agricultural land base, on-going agricultural operations and substantial financial resources. The non-hazardous waste industry is led by several large national waste management companies and numerous regional and local companies, all of which contribute to the significant competition that characterizes the industry. Some of these companies have significantly greater financial and operational resources and more established market positions than the Company. In addition, the Company may compete with municipalities that maintain their own waste collection and landfill operations and may have financial advantages due to the availability of tax revenues and tax-exempt financing.

     EXPANSION AND EQUIPMENT ACQUISITION RISKS. The Company is expanding its clean green waste processing and recycling operations. New clean green waste facility expansion is subject to a number of risks, including risks of city, state and, where necessary, federal licensing delays and cost overruns that may increase operating costs (see "Compliance with Government and Environmental Regulations"), risks that leases for such facilities may not be entered into on schedule or that the recycling operations will not achieve anticipated volume to generate income to pay operating expenses, and new project commencement risks, such as the receipt of zoning, occupancy and other required governmental permits and authorizations and the occurrence of development costs in connection with projects that are not pursued to completion. Acquisition of machinery incidental to the operation of such recycling facilities entails risks that the machinery will fail to perform in accordance with expectations and judgments with respect to the costs of such machinery will prove inaccurate, as well as general investment risks associated with any expanding business venture. Moreover, because some machinery is being specially modified for AMCOR Biomass Farms LLC, there are risks that servicing and maintenance will be more expensive or time-consuming than currently anticipated.

     NO ASSURANCE OF ENFORCEMENT. The Company believes that passage of the California Integrated Waste Management Act of 1989 (Assembly Bill 939 ("AB 939")) will benefit the clean green waste operations of the Company, because AB 939 requires the diversion of clean green waste material from the existing waste disposal process. However, there can be no assurance that the local jurisdictions will comply with AB 939, or that the local enforcement agencies responsible for monitoring and enforcing compliance with AB 939 will ardently enforce its provisions.

     AGRICULTURAL EXEMPTIONS. AMCOR Biomass Farms LLC presently enjoys certain exemptions from permitting requirements promulgated and enforced by the State of California South Coast Air Quality Management District, and the Riverside County Local Enforcement Agency, because of the status of AMCOR Biomass Farms LLC as an agricultural business under Standard Industrial Classification ("SIC") Codes. In the event AMCOR Biomass Farms LLC loses its agricultural exemption, such event could have a material adverse effect on the Company's business and financial condition.

REAL ESTATE RISKS

     GENERAL. The real property assets of the Company and its Affiliates are subject to varying degrees of risk, including the risk of rising interest rates. The yields available from equity investments in real estate depend on the amount of income generated and expenses incurred. If the properties of the Company and its Affiliates do not generate income sufficient to meet operating expenses, including debt service and capital expenditures, the Company's income and ability to make distributions to its stockholders will be adversely affected. Income from properties of the Company and its Affiliates may be adversely affected by the general economic climate; local conditions, such as oversupply of residential housing or a reduction in demand for residential housing in the area; the attractiveness of the properties to potential buyers; competition from other available housing; the ability of the owner to provide adequate maintenance and insurance; and increased operating costs (including real estate taxes). The Company's income would also be adversely affected if the Company's golf course and related facilities do not operate at a profit.

     ILLIQUIDITY OF REAL ESTATE. Real estate investments are generally illiquid and, therefore, could limit the ability of the Company to vary its investment strategies promptly in response to changes in economic or other conditions.

     GEOGRAPHIC DIVERSIFICATION. The real property in which the Company and its Affiliates have ownership or other beneficial interests are located in several states, including California, Texas, and Oregon. The Company's performance may, therefore, be influenced by economic conditions in these regions and the markets for various products and services therein. A decline in the economy in any one of these markets may adversely affect the ability of the Company to make distributions to stockholders.

     EXPANSION INTO NEW MARKETS. The Company is not restricted from engaging in the real estate development business in the future. Pursuant to the Company's plans to complete construction and development of its golf course and adjacent residential building lots, and to expand its real estate development operations in other areas, as opportunities may develop, the Company or its Affiliates may acquire additional undeveloped land in Texas, Southern California, and other states. The performance of the properties of the Company and its Affiliates in these new areas may be linked to economic conditions in these areas and the market for residential housing and recreational services therein, and there is no assurance that the investments of the Company and its Affiliates in the new areas will generate the same returns as similar investments have in the past in these areas.

     RISKS RELATING TO FINANCING; DISTRIBUTIONS. The Company anticipates that its real estate development and acquisition activities, and those of its Affiliates, will be largely financed by externally generated funds from borrowings with credit facilities and other secured and unsecured debt financing and from equity financing. In addition, new golf course and residential building lot development activities may be financed under lines of credit or other forms of secured or unsecured construction financing that would result in a risk that permanent financing for newly developed projects might not be available or would be available only on disadvantageous terms. Accordingly, were the Company unable to obtain funds from borrowings or the capital markets to refinance new development or acquisitions undertaken without permanent financing, the Company's ability to grow through additional development and acquisition activities could be curtailed, Funds Available For Distribution could be adversely affected and the Company could be required to reduce distributions to stockholders.

     DEPENDENCE UPON KEY EMPLOYEES. The Company is significantly dependent upon the services of Wayne Gann to manage the operation and maintenance of the Company's real estate developments. In September, 1995, Las Palomas Country Club Estates LLC appointed Mr. Gann as Project Administrator for Las Palomas Country Club Estates and Lake Valley Estates, the residential building lot developments contiguous to the Company's championship golf course located near San Antonio, Texas. The Company anticipates that Mr. Gann will enter into an employment agreement with the Company or one of its Affiliates. In the event that Mr. Gann is unwilling or unable to fulfill his obligations under the employment agreement (for example, due to ill health), such a failure to perform could have a material adverse effect on the Company's real estate development contiguous to the Company's golf course.

     UNINSURED LOSS. The Company or its Affiliates may maintain, in amounts deemed appropriate by management, general liability, fire, flood (where applicable), and other insurance with policy specifications, limits and deductibles customarily maintained for similar properties owned or operated by the Company and its Affiliates. There are, however, certain types of extraordinary losses (such as losses resulting from earthquakes) that may be either uninsurable or not economically insurable. Should such an uninsured loss occur, the Company could lose its investment in, and anticipated revenue from, a property.

RECREATIONAL FACILITY OPERATING RISKS

     LIMITED HISTORY. The Company's only golf course operation ("Las Palomas Course") opened in November, 1996 and, accordingly, has only a limited history of operations. The Company leases the Las Palomas Course to Lake Valley Realty Partners, an Affiliate of the Company ("Lake Valley"), which owns the contiguous lots. The Company's prospects for receiving lease income are not solely dependent upon Lake Valley's ability to operate the Las Palomas Course profitably. However, Lake Valley's ability to operate the golf course profitably, considering the risks, expenses and difficulties frequently encountered by a new business in a highly competitive industry, may be a factor in determining the ultimate value of the golf course lease to the Company.

     DEPENDENCE ON SINGLE LOCATION. The Las Palomas Course is the only golf course currently owned by the Company. Accordingly, a variety of factors relating to having golf course operations at only one location could affect the ongoing viability of the golf course operations and the ultimate value to the Company of both the lease and the golf course. These factors include local economic conditions, adverse publicity, accidents that could damage or destroy the Las Palomas Course, and competition from other local golf course facilities.

     SIGNIFICANT COMPETITION. The golf course business is competitive and includes competition from other local golf courses, as well as other forms of recreation, which could adversely affect Lake Valley's ability to pay its lease obligations to the Company. Certain of Lake Valley's competitors may have considerably greater financial, marketing, personnel, and other resources than Lake Valley, as well as greater experience and customer recognition. In the San Antonio area, Lake Valley faces competition from 17 public and 4 military golf courses, although there are currently no other golf courses in Wilson County, Texas (the county in which the Company's golf course is located). While management believes that the location and the amenities associated with the Las Palomas Course provide it with certain competitive advantages, there can be no assurance that Lake Valley will be able to compete successfully.

     SEASONAL RESULTS. The Company anticipates that revenues derived from the Las Palomas Course may fluctuate based on weather conditions and the seasonal nature of recreational golf in the San Antonio area. This seasonal pattern may cause Lake Valley's results of operations to vary from quarter to quarter. Accordingly, period-to-period comparisons are not necessarily meaningful and should not be relied on as indicative of future results of golf course operations. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

     ADDITIONAL FINANCING REQUIREMENTS. Management believes that the cash received from the Las Palomas Course will be sufficient for Lake Valley to conduct its operations as currently contemplated. Although such belief is based on management's best judgment, there can be no assurance that the assumptions underlying this belief will prove accurate or that circumstances beyond Lake Valley's control will not materially adversely affect Lake Valley's financial condition and results of operations, requiring Lake Valley to seek additional capital or default on its obligations to the Company.

     DEPENDENCE UPON KEY EMPLOYEES. Lake Valley is heavily dependent upon the services of Bert Buehler to manage the operation and maintenance of the Las Palomas Course. Mr. Buehler has entered into a five-year employment agreement with Las Palomas Country Club Estates LLC, a California limited liability company, 99% of which is owned by the Company and 1% of which is owned by Robert
A. Wright, President and a director of the Company. Las Palomas Country Club Estates LLC operates the Las Palomas Course for Lake Valley. In the event that Mr. Buehler becomes unwilling or unable to fulfill his obligations under the employment agreement (for example, due to ill health), such a failure to perform could have a material adverse effect on the golf operations at the Las Palomas Course and on the Company.

     DEPENDENCE ON DISCRETIONARY CONSUMER SPENDING. The amount spent by consumers on discretionary items, such as golf and other recreational and entertainment activities, is dependent upon consumers' levels of discretionary income, which may be adversely affected by general or local economic conditions. A decrease in consumer spending on such activities will have a material adverse effect on the Las Palomas Course operations.

     DEPENDENCE ON SALE OF ADJACENT RESIDENTIAL LOTS. The Las Palomas Course is bordered by a residential subdivision consisting of 1,300 lots which are owned by Lake Valley. The number of lots purchased, and the number of residences built on those lots, may be adversely affected by general or local economic conditions and may, in turn, adversely affect Lake Valley's ability to meet its obligations under its lease with the Company for the Las Palomas Course.

     POSSIBLE ADVERSE CONSEQUENCES OF ENVIRONMENTAL REGULATION. Golf and recreational centers use and store various hazardous materials. Under various federal, state, and local laws, ordinances, and regulations, an owner or operator of real property is generally liable for the costs of removal or remediation of hazardous substances that are released on its property, regardless of whether the owner or operator knew of, or was responsible for, the release of such hazardous materials. The Company has not been advised of any non-compliance with all such laws, ordinances, and regulations applicable to the Las Palomas Course. The Company, however, has not performed any environmental studies on the Las Palomas Course and, as a result, there may be potential liabilities or conditions existing on the Las Palomas Course of which the Company is not aware. If any such liabilities or conditions arise with respect to the Las Palomas Course or any related facilities which may be constructed, acquired or operated by the Company or its Affiliates on or near the Las Palomas Course in the future, there could be a material adverse effect on the Company.

AGRICULTURAL INDUSTRY RISKS

     MARKETS FOR AGRICULTURAL PRODUCTS ARE SEASONAL AND VOLATILE. Market demand for the Company's table grapes is primarily dependent upon growing conditions and competition, which are always uncertain due to a number of factors. The most important factors affecting agricultural conditions are weather patterns and conditions (particularly precipitation) and the U.S. government's agricultural policies. The agricultural operations of the Company may be subject to significant interruption, and the Company may be subject to significant liability, if one or more of its crops are damaged by severe weather or other natural disaster. Table grape prices are also affected by world supply and demand factors. The Company's agricultural business is seasonal and typically the Company realizes most of its revenues during the primary harvest season, which is May through June each year.

     HIGHLY COMPETITIVE BUSINESS. Agricultural products are a global commodity and customers, including wholesalers and end users, base their purchasing decisions principally on the price and deliverability of the products. A number of U.S. agricultural concerns compete with the Company in domestic and export markets, either directly or indirectly. Agricultural concerns in other countries, including state-owned and government subsidized entities, compete in the U.S. and in foreign markets in which the Company competes or in which the Company may compete in the future. Due to the passage of the North American Free Trade Agreement ("NAFTA"), the Company faces substantial competition from Mexican agricultural concerns. Some of the Company's principal competitors may have greater total resources than the Company and this competition could have a material adverse effect on the Company's profitability.

GENERAL RISK FACTORS

     RELIANCE ON MANAGEMENT. All decisions regarding management of the Company's affairs will be made exclusively by the officers and directors of the Company and not by purchasers of the Series A Preferred Stock. Accordingly, no person should purchase Series A Preferred Stock unless that person is willing to entrust all aspects of management to the officers and directors of the Company, or their successors. Potential purchasers of the Series A Preferred Stock must carefully evaluate the personal experience and business performance of the officers and directors of the Company.

     DEPENDENCE ON KEY PERSONNEL. The Company is dependent upon the efforts and abilities of its senior management, particularly those of Fred H. Behrens and Robert A. Wright. The loss of either Mr. Behrens or Mr. Wright could have a material adverse affect on the business and prospects of the Company. Moreover, Gus K. Franklin has significant experience in environmental assessment and related fields. Additionally, Mr. Franklin has certain expertise in negotiating and bidding municipal tree maintenance and clean green waste recycling contracts, as well as significant management experience in the clean green waste industry. Accordingly, the Company is dependent upon the efforts and abilities of Mr. Franklin for its Biomass and green waste operations. The loss of Mr. Franklin could have a material adverse affect on the expansion or operation of the Company's clean green waste recycling operations and related operations.

     The officers of the Company believe that all commercially reasonable efforts have been made to minimize the risks attendant with such dependence on key personnel and the loss or departure of key personnel. Since 1992, the Company has maintained key person life insurance policies on Mr. Behrens and Mr. Wright. However, the proceeds from such policies might not fully compensate the Company for the loss of either Mr. Behrens or Mr. Wright; but, as owners of significant portions of the issued and outstanding Common Stock, both Mr. Behrens and Mr. Wright have incentives to remain with the Company. Mr. Franklin is party to a consulting agreement with AMCOR Biomass Forms LLC, pursuant to which Mr. Franklin will receive incentive compensation for his services, which should motivate him to continue to provide services to AMCOR Biomass Farms LLC. However, there is no assurance that Messrs. Behrens, Wright, or Franklin will remain with the Company or its Affiliates or that, if they should elect to leave the Company and its Affiliates, their respective replacements would cause the Company to operate profitably.

     LIMITATION ON LIABILITY OF OFFICERS AND DIRECTORS OF THE COMPANY. Section 145 of the Delaware General Corporation Law specifies that the Certificate of Incorporation of a Delaware corporation may include a provision eliminating or limiting the personal liability of a director or officer to that corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but such a provision must not eliminate or limit the liability of a director or officer for (a) acts or omissions which involve intentional misconduct, fraud, or a knowing violation of law; or (b) unlawful distributions to stockholders. The Certificate of Incorporation of the Company includes a provision eliminating or limiting the personal liability of the officers and directors of the Company to the Company and its shareholders for damages for breach of fiduciary duty as a director or officer. Moreover, Sections 6.1 through 6.6, inclusive, of the Company's By-laws provide certain indemnity to a controlling person, director or officer which affects such a person's liability while acting in a corporate capacity. Accordingly, the officers and directors of the Company may have no liability to the shareholders of the Company for any mistakes or errors of judgment or for any act or omission, unless such act or omission involves intentional misconduct, fraud, or a knowing violation of law or results in unlawful distributions to the shareholders of the Company.

LOSS OF DIVIDENDS ON CONVERSION OR REDEMPTION

     In the event the Company redeems the Series A Preferred Stock, the holders of the Series A Preferred Stock will cease receiving dividends payable on the Series A Preferred Stock. In the event the Company elects to redeem the Series A Preferred Stock, the Company will provide written notice of that election to the holders of the Series A Preferred Stock and for a period of 30 days following the date of that notice those holders shall have the right to convert the Series A Preferred Stock to shares of the Common Stock at the Conversion Price. Similarly, in the event the Series A Preferred Stock is converted to shares of the Common Stock, the holders of the Series A Preferred Stock will cease receiving dividends payable on the Series A Preferred Stock.

         DISCLOSURE OF SECURITIES AND EXCHANGE COMMISSION'S POSITION ON
                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

     INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933 MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, THE COMPANY HAS BEEN INFORMED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE SECURITIES ACT OF 1933 AND IS, THEREFORE, UNENFORCEABLE.

     NO LIMITATION ON INDEBTEDNESS. The organizational documents of the Company do not contain any limitation on the amount or percentage of indebtedness, funded or otherwise, the Company might incur. Accordingly, the Company and its Affiliates could become more highly leveraged, resulting in an increase in debt service that could adversely affect the Funds Available For Distribution and subsequently its ability to make expected distributions to its stockholders, including the payment of dividends to the holders of the Series A Preferred Stock, and result in an increased risk of default on its obligations.

     USE OF DEBT FINANCING. The Company and its Affiliates are subject to the risks normally associated with debt financing, including the risk that the Company and its Affiliates will have insufficient cash available to meet required payments of principal and interest. As a result of the use of indebtedness and leverage by the Company and its Affiliates, including the use of debt to finance development and acquisitions and the use of variable rate financing, the cumulative effect of the risks associated with borrowing is greater than that of each of these risks considered individually. In addition, if a property or properties are mortgaged to secure payment of indebtedness and the Company or its Affiliates are unable to meet mortgage payments or if certain other events of default occur, that property could be foreclosed upon by or otherwise transferred to the mortgagee with a consequent loss of income and asset value to the Company.

     ADVERSE IMPACT OF INCREASING INTEREST RATES ON STOCK PRICE. One of the factors that may influence the price of the Company's Series A Preferred Stock in the public markets is the annual yield on the share price paid from dividend distributions by the Company. Thus, a continued increase in market interest rates may lead purchasers of shares of Series A Preferred Stock to demand a higher annual yield, which could adversely affect the market price of the Series A Preferred Stock.

     RISK OF LIMITATION ON ACQUISITION AND CHANGE IN CONTROL. The Certificate of Incorporation of the Company authorizes the Board of Directors of the Company to issue shares of preferred stock and to establish the preferences and rights of any preferred stock issued. The issuance of additional preferred stock could have the effect of delaying or preventing a change in control of the Company, even if a change in control were in the stockholders' interests.

     DETERMINATION OF OFFERING PRICE. The offering price of the Series A Preferred Stock was determined by mutual agreement between the Company and the Underwriter and does not necessarily relate to the assets, book value, results of operations of the Company and its Affiliates, or other established criteria of value.

     POTENTIAL PRICE VOLATILITY. There may be significant volatility in the market price of the Company's securities. Period-to-period fluctuations in the Company's revenues and financial results may have a significant impact on the perceived value of the Company and, thus, on the market price of the Company's securities. Although the Company has applied for listing on NASDAQ's Small Cap Market, there is no assurance that the Company will be so listed. Even if the Company is so listed, a Small Cap Market listing provides no assurance that an active, liquid trading market will develop for the Company's securities or, if developed, will be sustained. The price of the Company's capital stock, including the Series A Preferred Stock, may be significantly affected by such factors as the financial results and operating performance of the Company and its Affiliates. Additionally, in recent years, the stock market has experienced a high level of price and volume volatility and market prices for many companies, particularly small and emerging growth companies, have experienced significant price fluctuations not necessarily related to the operating performance of those companies. The market price for the Company's capital stock, including the Series A Preferred Stock, may be affected by general stock market volatility.

     LIMITED PUBLIC MARKET. Prior to the Offering, there has been no public trading market for the Company's Series A Preferred Stock; provided, however, no assurance is given that such a market will be developed or sustained after the closing of the Offering. The Company plans to facilitate trading of the Series A Preferred Stock by soliciting securities brokers to become market-makers of the Series A Preferred Stock; provided, however, no assurance is given that the Company will be successful in soliciting and obtaining market-makers.

     SPECULATIVE INVESTMENT. The business objectives of the Company and its Affiliates must be considered speculative, and there is no assurance that the Company, or its Affiliates, will satisfy those objectives. No assurance can be given that the holders of the Series A Preferred Stock will realize a return on their purchase of the Series A Preferred Stock, dividends or otherwise, or that the holders of the Series A Preferred Stock will not lose their investments in the Company completely. For this reason, each prospective purchaser of Series A Preferred Stock should read this Prospectus carefully and should consult with that purchaser's attorney, business advisor, or investment advisor.

     LOSS ON DISSOLUTION OF THE COMPANY. In the event of a dissolution of the Company, the proceeds realized from the liquidation of the Company's assets, if any, will be distributed to the shareholders of the Company only after satisfaction of claims of the Company's creditors. The ability of a purchaser of Series A Preferred Stock to recover all or any portion of his or her purchase price for the Series A Preferred Stock in that event will depend on the amount of funds realized and the claims to be satisfied therefrom.

     NO GUARANTEED DIVIDENDS. There is no assurance or guarantee that dividends will be paid by the Company to holders of the Series A Preferred Stock or, if paid, whether those dividends will be paid on a timely basis. The inability of the Company to operate profitably could impose significant limitations on the Company's ability to pay those dividends. Management of the Company may determine that the cash necessary to pay the required dividends should be used for other purposes; and, therefore, there is no guarantee or assurance that the Company will pay those dividends from Funds Available For Distribution. The Company intends to pay the required dividends on a timely basis; provided, however, there is no assurance or guarantee that the Company will pay those dividends timely, or at all. Holders of the Series A Preferred Stock will have the right to elect a majority of the members of the Board of Directors of the Company upon a cumulative default, whether consecutive or not, of 8 quarterly dividends, and that right shall continue until full and complete payment of all dividends in arrears on the Series A Preferred Stock.

     GENERAL ALLOCATION OF PROCEEDS. The officers and directors of the Company have complete discretion in the allocation of proceeds of the Offering; therefore, purchasers of the shares of Series A Preferred Stock must entrust the ultimate allocation of those proceeds to the judgment of those officers and directors. It is anticipated by management of the Company that proceeds of the Offering will be used as set forth under the caption "USE OF PROCEEDS" in this Prospectus. Management of the Company, however, will have broad discretion regarding the application of the proceeds of the Offering.

     REMUNERATION OF DIRECTORS, OFFICERS AND SENIOR MANAGEMENT. Compensation received by officers, directors and management personnel of the Company and its Affiliates will be determined from time to time by the Board of Directors of the Company. Officers, directors, and management personnel of the Company and its Affiliates will be reimbursed for any out-of-pocket expenses incurred on behalf of the Company.

     RECEIPT OF COMPENSATION REGARDLESS OF PROFITABILITY. The officers, directors and employees of the Company and its Affiliates may receive significant compensation, payments, and reimbursements regardless of whether the Company or its Affiliates operates at a profit or at a loss.

     CONFLICTS OF INTEREST. Several of the directors of the Company are employed independently of the Company and its Affiliates and those persons may engage in other activities. The persons serving as officers and directors of the Company shall have conflicts of interest in allocating time, services, and functions between the other business ventures in which those persons may be or become involved and, also, the affairs of the Company and its Affiliates. As a result, conflicts of interest between the Company and the other activities of those persons, including the affairs of the Company's Affiliates, may occur from time to time.

     The Company will attempt to resolve any such conflicts of interest in favor of the Company. The officers and directors of the Company are accountable to the Company and the Company's shareholders as fiduciaries (subject to the restrictions set forth in the paragraph entitled "Limitation on Liability of Officers and Directors of the Company" above), which requires that such officers and directors exercise good faith and integrity in handling the Company's affairs. Moreover, the officers and directors of the Company believe that the Company will have sufficient staff, consultants, employees, agents, contractors, and managers to adequately conduct the business of the Company and its Affiliates.

     Certain directors of the Company have ownership interests in Affiliates of the Company, which may result in possible conflicts of interest. For a more detailed account of such possible conflicts of interest, see the information contained under the heading "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" in this Prospectus.

     NO ARM'S LENGTH AGREEMENTS. Certain agreements and arrangements, including those relating to compensation and payments between the Company and its Affiliates, are not the result of arm's length negotiations. (See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.")

     COMMON RELATIONSHIPS. The accountants for the Company may be or become the accountants for the Company's Affiliates. The attorneys for the Company, also, may be or become the attorneys for the Company's Affiliates. If any controversy occurs following the completion of the Offering in which the interests of the purchasers of the Series A Preferred Stock appear to be in conflict with the interests of the Company, other accountants and attorneys, as appropriate, may be retained for one or all of the parties in connection with such controversy. Purchasers of the Series A Preferred Stock should be aware, however, instances may occur where the interests of the Company and the purchasers may diverge and in such instances a conflict of interest may exist.

     DETERMINATION OF PER SHARE PRICE. The purchase price of the Series A Preferred Stock has been determined by mutual agreement between the Underwriter and the Company. The purchase price of the Series A Preferred Stock has no relationship to any established criteria of value, such as book value or earnings per share or any combination thereof. The purchase price of the Series A Preferred Stock does not necessarily indicate current market value for the assets owned by the Company or its Affiliates. No valuation or appraisal has been prepared for the business of the Company or its Affiliates.

     LIMITED RESOURCES OF THE COMPANY. The Company believes it has the financial resources to serve and satisfy its obligations to its shareholders, including the commitment of the Company to meet the ongoing administrative and business expenses of the Company and its Affiliates. A significant financial reversal for the Company or its Affiliates could adversely affect the ability of the Company to meet and satisfy typical business obligations and to conduct the businesses of the Company and its Affiliates. Additionally, a significant financial reversal for the Company or its Affiliates could adversely affect the ability of the Company to pay the dividends for the Series A Preferred Stock.

     ABILITY OF THE COMPANY TO IMPLEMENT ITS BUSINESS STRATEGY. Although the Company and its Affiliates are committed to growth strategies in the agricultural, real estate, and clean green waste processing operations of the Company and its Affiliates, implementation of these strategies will depend in large part on the ability of the Company and its Affiliates to (i) maintain appropriate procedures, policies and systems in regard to compliance with federal, state and local regulatory agencies; (ii) hire, train, and retain skilled employees;

(iii) continue to operate profitably in the face of increasing competition; and
(iv) obtain adequate financing on favorable terms to fund the business and growth strategies of the Company and its Affiliates. The inability of the Company or its Affiliates to obtain or maintain any or all of these factors could impair the ability of the Company and its Affiliates to implement their business strategies successfully, which could have a material adverse effect on the results of operations and financial condition of the Company.

     ADDITIONAL FINANCING MAY BE REQUIRED. If all the Series A Preferred Stock is sold, the Company believes that there will be adequate funds available from the proceeds of the Offering and from cash from the operations of the Company and its Affiliates to fund the business operations and obligations of the Company and its Affiliates. There is no assurance that additional funds will be available from any source should they be needed by the Company or its Affiliates; and, if not available, the Company or its Affiliates may not be able to conduct the operations of the Company or its Affiliates as effectively as the Company or its Affiliates could if such financing were available. The proceeds from the sale of the Series A Preferred Stock are expected to be sufficient for the Company's purposes. However, additional financing may be acquired by additional securities offerings or from bank financing. If additional shares of preferred stock of the Company are issued to obtain financing, purchasers of the Series A Preferred Stock will suffer a dilutive effect on their percentage of preferred stock ownership in the Company. However, the book value of their Series A Preferred Stock may not be diluted, provided additional shares of preferred stock of the Company are sold at prices greater than that paid by purchasers of the Series A Preferred Stock. The officers and directors of the Company do not anticipate that subsequent offerings will dilute the book value of the Series A Preferred Stock.

     UNCERTAINTY OF FUTURE FINANCIAL RESULTS; FLUCTUATIONS IN OPERATING
RESULTS. The results of operations of the Company and its Affiliates may vary from period to period due to a variety of factors, including, but not limited to, cost increases from third-party manufacturers or suppliers, supply interruptions, the availability and costs of raw materials, changes in marketing or sales expenditures, market acceptance of the products and services of the Company or its Affiliates, competitive pricing pressures, and general economic and industry conditions that affect demand in the various business operations of the Company and its Affiliates. Poor operating results of the Company or its Affiliates may leave the Company without the resources to make the dividend payments for the Series A Preferred Stock.

                        DETERMINATION OF OFFERING PRICE

     The purchase price of the Series A Preferred Stock has been determined by mutual agreement between the Company and the Underwriter after consideration of a number of objective and subjective factors, and does not necessarily relate to the assets, book value, results of operations, or other established criteria of value of the Company and its Affiliates. Among the factors considered in determining the initial public offering price were the future prospects of the Company, its Affiliates, and their businesses in general, sales, earnings, the capital requirements of the Company and its Affiliates, certain other financial and operating information of the Company and its Affiliates in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain other financial and operating information of companies engaged in activities similar to those of the Company and its Affiliates. The price of the Series A Preferred Stock does not necessarily indicate current market value for the assets owned by the Company or its Affiliates. No valuation or appraisal has been prepared for the business and potential business expansion of the Company or its Affiliates.

                                  THE COMPANY

     AMCOR Capital Corporation, a Delaware corporation, defined earlier in this Prospectus as the "Company", is primarily engaged in agribusiness and real estate development with three core operating divisions: (i) growing, processing and marketing fresh table grapes in southern California's Coachella Valley (near Palm Springs); (ii) processing Biomass into clean green waste; and (iii) developing real estate, principally related to a 1,350 acre residential subdivision and championship golf course located southeast of San Antonio, Texas. The Company also holds a 50% ownership interest in a 6,000 acre irrigated potato and grain farm located in the Columbia River Basin of Eastern Oregon, with certain Columbia River water rights appurtenant thereto.

     The Company's genesis dates back to 1981 when its predecessor began as a syndicator and manager of agricultural properties. By 1986 that predecessor had raised more than $200 million of venture capital, principally to acquire and develop agricultural properties. Although many of those properties have now been liquidated, certain of those properties have evolved into substantial business operations. One such operation is the Company's Coachella Valley table grape business, which constitutes one of the country's largest growers and shippers of Flame Seedless table grapes. The Company's combined proprietary and managed table grape acreage produces nearly 1.5 million boxes (approximately 30 million pounds) of table grapes annually.

     The Company, itself, was incorporated in Delaware on March 10, 1988. On December 20, 1988, pursuant to a plan of reorganization, the Company acquired 100% of the common stock of AMCOR Capital, Inc., a California corporation, in exchange for 6,591,271 shares of the Company's Common Stock. AMCOR Capital, Inc. had been formed as a holding company in 1986 to consolidate the businesses of several entities. The Company's consolidated operations include its wholly-owned subsidiaries, Sun Goddess Farms, Inc., a California corporation, and AMCOR Properties, Inc., a California corporation. The Company also holds a 99% ownership interest in (i) Las Palomas Country Club Estates LLC, a California limited liability company, which acts as the development entity for the Las Palomas Course and the contiguous residential building lot development in Texas; and (ii) AMCOR Builders LLC, a California limited liability company which manages the construction operations of the Company in Texas; and (iii) AMCOR Biomass Farms LLC, a California limited liability company, which operates the clean green waste processing facilities. The remaining 1% interest in Las Palomas Country Club Estates LLC is owned by Fred H. Behrens, Chief Executive Officer and a director of the Company. The remaining 1% interest in AMCOR Builders LLC is owned by Robert A. Wright, the President and a director of the Company. The remaining 1% interest in AMCOR Biomass Farms LLC is owned by F. Howard Lee, a director of the Company. The Company's principal executive office is located at 52-300 Enterprise Way, Coachella, California 92236. The Company's telephone number is (760)398-9520.

     The Common Stock, par value $.002 per share ("Common Stock"), trades with its prices quoted on the Over The Counter Bulletin Board Electronic Quotation System (Symbol: "ACAP"). Recently the Company applied for a Small Cap Market listing on NASDAQ; that application is currently under review by the NASD. Management is not aware of any reason that the application for a listing on the Small Cap Market would not be approved. Exhibit A to this Prospectus contains a chart indicating the recent performance of the Company's common stock.

RECENT DEVELOPMENTS

     There are significant recent developments in all three of the Company's core business operations. The Company's first major area of business operation involves its table grape business. The Company has entered into a letter of intent with Sun World, a major agricultural corporation based jointly in Bakersfield, California and Coachella, California, which provides that Sun World will license the Company to plant 160 acres of "Sugraone" variety grapevines to be planted in February, 1998. (For a more detailed discussion, see the caption "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS").

     The Company's second major area of business operations involves the clean green waste processing operations conducted by AMCOR Biomass Farms LLC. In July, 1996, AMCOR Biomass Farms LLC initiated a pilot project to process organic material derived from the greater Los Angeles waste processing system and use the processed material as a soil amendment for agricultural real property owned by the Company. The Company's clean green waste operations have been significantly influenced by California legislation, previously described in this Prospectus as AB 939, which requires that all California municipalities immediately recycle 25% of their processed waste (as a diversion from over-crowded landfills), a requirement that increases to 50% by the year 2000. By processing the clean green component of processed waste, the end product, which is a mulch material, can be incorporated back into the soil. As previously defined in this Prospectus, to be "clean green", the processed material must be 99.5% free of any non-organic matter.

     The Company has concluded that the pilot project is commercially feasible, and AMCOR Biomass Farms LLC acquired required heavy equipment for use in its clean green waste processing operations. Contracts have been obtained from certain major waste haulers to deliver Biomass product for processing. Additionally, AMCOR Biomass Farms LLC has entered into a working relationship with CR&R Recycling to process grass clippings and related clean green waste material. AMCOR Biomass Farms LLC has also entered into working relationships to receive and process clean green waste material with other major waste recycling companies, such as Waste Recovery & Recycling, Inc., located in South Gate, California; Sunset Environmental, located in Irvine, California; and CVT Recycling, located in Anaheim, California. AMCOR Biomass Farms LLC anticipates entering into similar working relationships with other major solid waste disposal and recycling companies. The Company contemplates expanding its green waste processing operations to other facilities in Southern California. With the diversion rate required by AB 939 doubling to 50% by January 1, 2000, substantial expansion opportunities appear to exist for this business.

     Gus K. Franklin, a consultant to AMCOR Biomass Farms LLC for Biomass processing operations and who assists in bidding contracts for AMCOR Biomass Farms LLC, holds active California state contractors' licenses for tree trimming and landscaping and is a certified arborist. Mr. Franklin has extensive experience in bidding and performing municipal and commercial tree and maintenance green waste contracts.

     On or about July 29, 1997, the Company learned that on or about July 21, 1997, the LEA issued a cease and desist order pursuant to the provisions of which AMCOR Biomass Farms LLC is prohibited from accepting green waste at the facilities located in Murrieta, California. The LEA issued that cease and desist order because AMCOR Biomass Farms LLC failed to provide to the LEA certain information requested by the LEA regarding operations at those facilities. Since the date of the issuance of that cease and desist order, the Company has provided to the LEA the requested information. The cease and desist order, however, remains in effect. The Company is presently negotiating the revocation of that cease and desist order pending approval by the LEA of a testing protocol initiated by AMCOR Biomass Farms LLC and certain related remedial action by AMCOR Biomass Farms LLC at those facilities. No assurance can be given, however, that such cease and desist order will be revoked or, if revoked, that a similar cease and desist order will not be issued by the LEA in the future. An unfavorable resolution of this matter could adversely affect the results of the recycling and biomass processing operations of AMCOR Biomass Farms LLC at those facilities.

     The Company has significant acreage in Coachella, California, where it intends to commence farming operations early next year, and which will receive green waste material processed by AMCOR Biomass Farms LLC. In addition to the Company's Coachella facilities, there exist various other facilities to which AMCOR Biomass Farms LLC can transport its green waste material for deposit, which facilities will be determined by the Company and which determination shall be based on the type of green waste material, the location of the facilities, transportation and handling costs and other factors. Therefore, in the opinion of management of the Company, any interruption in the green waste disposal operations at those Murrieta facilities should not have a material adverse effect on the results of the Company.

     On July 30, 1997, the Company provided to the LEA the results of heavy metals testing conducted by Del Mar Analytic Laboratories at those Murrieta facilities. Additionally, tests were conducted and the results thereof were provided to the LEA on August 6, 1997. Based on those results, the Company believes that there are no heavy metal contaminants at those facilities which exceed the soluble threshold limit concentration of such heavy metals characterized as "hazardous" in the State of California. The Company has provided additional documentation to the LEA demonstrating that the material that has been transported to those facilities and incorporated into the soil at those facilities meets the "clean green" material criteria established by regulation pursuant to Title 14, California Code of Regulations, Division 7, Chapter 3.1, Section 17868.4 Subsections (a), (b) and (d).

     The Company has recently purchased the Green Waste Division of TransPacific. Specifically, the Company purchased from TransPacific an established customer base in the private green waste recycling market. TransPacific specializes in municipal service contracts, primarily tree-trimming, which is part of the business that the Company is currently negotiating to acquire. The Company contemplates acquiring the remaining business of TransPacific, subject to completion of a due diligence review. This acquisition would include TransPacific's leasehold interest in its transfer station facility located in Santa Fe Springs, California, and related tree-trimming vehicles and equipment. The Company contemplates combining TransPacific's operations in Santa Fe Springs with AMCOR Biomass Farms LLC's operations, and further contemplates expanding its green waste processing operations to other facilities in Southern California.

     AMCOR Biomass Farms LLC has entered into a consulting relationship with Gus Franklin, President of TransPacific, pursuant to the provisions of which Mr. Franklin will provide certain consulting services to AMCOR Biomass Farms LLC. Mr. Franklin holds active California state contractors' licenses for tree trimming and landscaping and is a certified arborist. Mr. Franklin has extensive experience in bidding and performing municipal and commercial tree and maintenance green waste contracts.

     The Company's third major area of business operations involves a 1,350-acre golf course and residential development known as Las Palomas Country Club Estates, which is located 30 miles southeast of San Antonio, Texas. The Company has planned and manages a 1,300 lot residential subdivision for Lake Valley, an Affiliate of the Company. During 1996 the Company, for its own account, completed development of the 7,000 yard championship golf course. The Company leases the golf course to Lake Valley, the owner of the contiguous subdivision. The golf course opened for play in late 1996. The Company has a development agreement with Lake Valley, and the Company receives revenue as lots are completed and sold. Lots are currently being sold and homes are being constructed on those lots.

     It is anticipated that the residential lots of Las Palomas Country Club Estates will be marketed during a five to seven year period, generating lot sales proceeds approximating $35 million, for which the Company shall receive a development fee of 50% of the gross income realized from those lot sales. There are an additional 300 units of multi-family and timeshare units approved for the Las Palomas Country Club Estates project. The Company owns a 99% interest in AMCOR Builders LLC, a California limited liability company, which is currently building homes on Las Palomas Country Club Estates residential lots and may build additional homes in the future.

STRATEGIES FOR GROWTH

     The Company will continue to manage the real estate based operations in agribusiness, real estate development, and clean green waste processing. In agribusiness, this will involve expansion of its proprietary table grape operations in Coachella Valley, where the Company is currently planning to increase its planted acreage, principally of white seedless grape varieties to complement its red seedless table grape production. In that regard, in March, 1997, the Company entered into an exclusive licensing agreement with Sun World to plant and produce the Sugraone "Superior Seedless" table grape. The Company owns or controls sufficient additional acreage to plant approximately 700 more acres during the next two years, although the Company anticipates using only a portion of this acreage. The Company's overall objective is to increase proprietary table grape production by 50%; provided, however, no assurance is given that the Company will achieve that objective or increase proprietary table grape production. The Company presently has excess cold storage and processing capacity and should be able to assimilate the additional production; provided, however, no assurance is given that the Company will assimilate additional production.

     The Company anticipates income from real estate activities, particularly related to the San Antonio, Texas development, as well as from golf course operations, which commenced in late 1996.

     The Company believes that an expansion of its combined clean green waste processing operations is now an immediate priority due to the momentum that these operations have established and the advantages AMCOR Biomass Farms LLC maintains over potential competitors by virtue of existing agricultural operations and substantial real estate holdings. Therefore, clean green waste processing will be the major expansionary program of the Company for the next one to two years; provided, however, no assurance is given that the Company will be able to expand its clean green waste processing operations. The Company anticipates that the clean green waste processing operations of AMCOR Biomass Farms LLC should be profitable, primarily due to their competitive pricing; provided, however, no assurance or guaranty is or can be provided that these operations will be profitable. Presently, green waste comprises approximately 27% of the waste processing system. As the diversionary requirement (from Landfills) increases from 25% to 50% by January 1, 2000, there will be a substantially increased need for recycling services. The Company intends to use a significant portion of the proceeds received from the Offering to implement the Company's plan to meet green waste recycling needs in Southern California.

     Even at the present 25% diversionary rate, many municipalities are not meeting compliance minimums. As the State of California intensifies its enforcement procedures, it could begin to levy the statutory fine, which can be as much as $10,000 per day. AMCOR Biomass Farms LLC has the ability to provide waste haulers with certificates of compliance confirming that the diversionary minimums have been met.

     Under the direction of Gus K. Franklin, a Biomass processing consultant to AMCOR Biomass Farms LLC, the Company has developed a plan for clean green waste recycling facilities in Santa Fe Springs, California for the conversion of biomass material into a milled clean green waste soil amendment. AMCOR Biomass Farms LLC has entered into a working relationship with CR&R Recycling, Inc. in Stanton, California to process green waste, a portion of which has been earmarked for use as a soil amendment on the Company's Coachella vineyards in preparation for the Company's planned vineyard expansion arising from the Sun World licensing agreement. The Company's Coachella Valley agricultural real property and other locations deemed appropriate by management of the Company will be repositories for the clean green waste processed from the Santa Fe Springs Biomass milling operations.

     AMCOR Biomass Farms LLC and TransPacific are presently operating clean green waste recycling facilities in Santa Fe Springs, California. TransPacific's tree maintenance service has long-term, renewable annual contracts with 7 southern California cities, and has been awarded one of the largest tree-trimming contracts offered for bid by the State of California, Department of Transportation. In the last two years, TransPacific has been awarded tree maintenance contracts with 22 cities, the County of Los Angeles, and the State of California. TransPacific is bonded by the largest bonding company in the United States, Amwest Surety Insurance Company, which has rated the firm for coverage in excess of One Million Dollars per municipal tree contract based on TransPacific's proven ability to perform these types of contracts. In addition, Mr. Franklin will work with the County of Riverside Local Enforcement Agency to develop a testing protocol for the clean green waste recycling operations of AMCOR Biomass Farms LLC.

BIOMASS PROCESSING OPERATIONS

     Currently the clean green waste processing operations of AMCOR Biomass Farms LLC are located in Santa Fe Springs, California. AMCOR Biomass Farms LLC has obtained a Conditional Use Permit from the City of Santa Fe Springs which allows for the processing of clean green waste. The Company anticipates combining these operations and is presently negotiating for additional clean green waste processing sites. The Company is actively bidding on additional contracts. The Company is actively seeking to expand its green waste recycling operations through bidding on green waste recycling projects and continuing to develop its relationship with the private sector.

     The Santa Fe Springs facility essentially functions as a soil amendment milling operation, in that, through the process of grinding and reducing the Biomass to a clean green waste material, there is a significant reduction in the volume of the residual material, primarily due to moisture evaporation. Therefore, the transportation costs to deliver the clean green waste to the appropriate clean green waste repository should be reduced substantially.

     One challenge to conducting a clean green processing operation is obtaining an acceptable location -- one that meets local zoning approval. AMCOR Biomass Farms LLC's application for a Conditional Use Permit was approved by the Santa Fe Springs City Council in May, 1997; however, that Conditional Use Permit is subject to review on December 1, 1997. The Company is exploring alternate locations with anticipated expansion of its clean green waste processing operations as it obtains additional contracts.

     The Company anticipates that the Santa Fe Springs facilities will conduct the principal Biomass processing operations. Clean green waste will be shipped from the Santa Fe Springs facilities to the appropriate properties, including the Company's vineyards in Coachella, California, as soil amendment material. In certain circumstances the processed clean green waste may be temporarily stored at Santa Fe Springs prior to being transported to the appropriate properties. According to Riverside County authorities, because the Company's vineyards in Coachella, California are classified as agricultural operations, those operations are exempt from certain regulations promulgated by the State of California South Coast Air Quality Management District and the Riverside County Local Enforcement Agency, which allows the Company's vineyards in Coachella, California to receive the large quantities of clean green waste.

THE CALIFORNIA INTEGRATED WASTE MANAGEMENT ACT OF 1989 ("AB 939")

     The provisions of AB 939 redefine solid waste management in terms of both objectives and planning responsibilities for local jurisdictions and the State of California. AB 939 required cities and counties to reduce solid waste disposal 25% as of December 31, 1995, and which is increasing ratably to 50% by January 1, 2000. In addition, AB 939 establishes a waste management compliance system. The new system includes, in order of priority, source reduction; recycling and feedstocking; and environmentally safe Landfill disposal and transformation (e.g., incineration of solid waste materials).

     To manage waste in accordance with this system, AB 939 requires each local jurisdiction to prepare and implement the following solid waste elements:

     - Source Reduction and Recycling Element ("SRRE")

     - Household Hazardous Waste Element ("HHWE")

     - Nondisposal Facility Element ("NDFE")

     In addition, each county, except for counties within the jurisdiction of certain regional agencies, must prepare a Countywide Integrated Waste Management Plan ("CIWMP") consisting of a Siting Element, a Countywide Integrated Waste Management Summary Plan ("Summary Plan"), and all SRREs, HHWEs, and NDFEs for jurisdictions within the county.

     Given the stringent requirements of AB 939, management of the Company believes that the Company and certain of its Affiliates are ideally situated to provide assistance. In particular, AMCOR Biomass Farms LLC and TransPacific provide certificates to the municipalities documenting compliance with the diversion provisions of AB 939. This certifies that clean green waste has been diverted from the landfills.

POLICIES AND PROCEDURES FOR PROCESSING CLEAN GREEN WASTE

     The policy of the Company is that all material delivered to the various properties must satisfy the clean green material processing requirements of the law. AMCOR Biomass Farms LLC receives most of the clean green waste material to be processed from a California state licensed Materials Recovery Facility ("MRF") and directly from tree trimming operations and other sources. Additionally, local green yard waste can be received through the authority of the local county Local Enforcement Agency.

     Clean green waste material consists of and contains waste from plants, leaves, clippings, cuttings, trimmings of grass, weeds, shrubbery, bushes, trees, garden wastes, and wood products. The wood products come from both commercial and residential locations, and include sawdust, tree trunks and stumps, scrap lumber and pallets, branches and twigs. Industry sources indicate that approximately three million tons of wood are lost to Landfills every year, which is anticipated to be a large percentage of the clean green waste material received at the various facilities. Moreover, the material received as clean green waste can not contain more than 0.5% Contaminants (see definition of "Contaminant" in the "GLOSSARY OF TERMS" section of this Prospectus). In order to assure compliance with AB 939, AMCOR Biomass Farms LLC has entered into a working relationship with CR&R Recycling, Inc. ("CR&R") by which AMCOR Biomass Farms LLC operates a clean green waste screen at CR&R's MRF in Stanton, California and processes grass clippings and related green waste prior to accepting clean green waste at the various repositories.

     Waste haulers have an economic incentive to recycle as well. Additionally, the Company anticipates that waste haulers should not experience at the facilities of AMCOR Biomass Farms LLC the lengthy delays experienced at most California Landfills. Additionally, the diversion credit that waste haulers shall receive by complying with AB 939 shall be an additional incentive for those waste haulers to do business with AMCOR Biomass Farms LLC.

                                USE OF PROCEEDS

     The net cash proceeds to the Company from the Offering, after deducting the underwriting discounts and commissions and all expenses of the Offering payable by the Company, are expected to be approximately $5,516,135. The Company expects to use the net proceeds of the Offering for four principal purposes: (i) to finance expansion of the clean green waste processing operations, (ii) for expanded table grape development, (iii) to acquire additional locations for the deposit of clean green waste and, (iv) to retire certain short-term indebtedness and for general working capital purposes; provided, however, no assurance is given that those proceeds will be used as specified below.

     A summary of the projected use of proceeds is as follows:

                                                                                 PERCENT OF
                                                                               TOTAL PROCEEDS
                                                                               --------------
    Underwriting Discounts and Commissions......................  $  585,000         9.00%
    Offering Expenses...........................................     398,865         6.14%
    Santa Fe Springs Expansion
      Green Waste Processing and Related Expenses...............   1,000,000        15.38%
      Installation and Leasehold Improvements...................     400,000         6.16%
    Table Grape Vineyard Development
      Vineyard Development......................................   1,000,000        15.38%
      District Water/Irrigation System..........................     860,000        13.23%
    Acquire additional green waste repositories.................   1,000,000        15.38%
    Equipment Required for Municipal Contracts..................     876,135        13.48%
    Start up costs Required for Municipal Contracts.............     180,000         2.77%
    Debt Service................................................     200,000         3.08%
                                                                  ----------       ------
                                                                  $6,500,000       100.00%
                                                                  ==========       ======

     The principal processing equipment includes a large shear to grind and reduce the Biomass volume into a clean green waste material. This will require heavy equipment to load, unload and transfer the clean green waste material to volume reduction holding containers. Large scales will be required to weigh the incoming and outgoing materials. An extensive conveyer belt system will be installed to minimize handling. The Company anticipates that the costs of a portion of the equipment acquired may be financed, if interest rates are competitive.

                                 CAPITALIZATION

     The following table sets forth, at February 28, 1997, the (i) actual capitalization of the Company; (ii) the issuance of the Company's Common Stock, par value $.002 per share, subscribed at May 31, 1997; (iii) pro forma capitalization of the Company giving effect to the conversion of all outstanding shares of Series B Convertible Preferred Stock, par value $.001 per share ("Series B Preferred Stock"), into 628,972 shares of the Company's Common Stock, par value $.002 per share; and (iv) the subsequent conversion into an equal number of shares of Common Stock capitalization as adjusted to give effect to the sale of the Series A Preferred Stock at an assumed public offering price of $10.00 per share and the application of the estimated net proceeds therefrom and after deducting the estimated underwriting discounts and commissions and other estimated offering expenses. See "USE OF PROCEEDS" herein. This table should be read in conjunction with "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and the consolidated financial statements of the Company and related notes included elsewhere in this Prospectus.

                                                                     MAY 31, 1997
                                                      -------------------------------------------
                                                        ACTUAL         PRO FORMA      AS ADJUSTED
                                                      -----------     -----------     -----------
Current portion of long term debt...................  $ 6,861,256     $ 6,861,256     $ 6,861,256
Long term debt and other obligations, net of current
  portion...........................................  $13,935,764     $13,935,764     $13,935,764
Stockholders' equity
  Series A Convertible Preferred Stock ($0.01 par
  value; 747,500 shares authorized, issued and
  outstanding, outstanding, as adjusted)............           --              --     $     7,475
  Series B Convertible Preferred Stock ($0.01 par
  value; 750,000 shares authorized, 628,972 actual
  shares issued and outstanding; no shares issued
  and outstanding, pro forma; and as adjusted.......  $     6,290              --              --
  Common Stock, $.002 par value, 25,000,000 shares
  authorized; 6,028,019 actual shares issued and
  outstanding actual; 7,320,126 shares issued and
  outstanding pro forma; and as adjusted............  $    12,056     $    14,640     $    14,640
  Common Stock subscribed...........................  $ 3,012,365              --              --
  Paid-In Capital...................................  $11,221,252     $14,237,323     $21,704,848
  Accumulated Earnings..............................  $ 2,660,700     $ 2,660,700     $ 2,660,700

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-2 (of which this Prospectus is a part)("Registration Statement"), under the Securities Act, with respect to the Series A Preferred Stock. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as allowed by the rules and regulations of the Commission. Information contained in this Prospectus as to the content of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of the contract or other document filed as an exhibit to the Registration Statement, each statement being qualified in all respects by such reference and the exhibits and schedules thereto. For additional information regarding the Company and the Series A Preferred Stock, reference is hereby made to the Registration Statement and the exhibits and schedules to the Registration Statement which may be obtained from the Commission at its principal office in Washington, D.C., upon payment of fees prescribed by the Commission.

     The Company is subject to the information filing requirements of the Exchange Act, and, in accordance therewith, files reports, proxy and information statements and other information with the Commission. The reports, proxy and information statements and other information and the Registration Statement and the exhibits and financial statement schedules thereto filed by the Company with the Commission can be inspected and copied at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; copies of such materials can also be obtained by mail at prescribed rates. Moreover, the Company is an electronic filer using the Commission's Electronic Data Gathering, Analysis and Retrieval automated electronic filing system ("EDGAR"). The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission using EDGAR. The Commission's Web site address is http://www.sec.gov.

     As set forth above, the Common Stock is listed for trading on the Over The Counter Bulletin Board Electronic Quotation System.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed by the Company with the Commission pursuant to the Exchange Act are incorporated by reference in this Prospectus:
(i) the Company's annual report on Form 10-KSB for the fiscal year ended August 31, 1996; and (ii) the Company's current report on Form 10-QSB filed July 15, 1997.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Series A Preferred Stock shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents.

     Any information contained herein or in a document incorporated herein by reference or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that information contained in the Registration Statement or this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such information. Any such information so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Copies of all documents which are incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates), will be provided without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon written request of that person. Requests for such copies should be directed to Ms. Robin Swanson, Corporate Secretary, AMCOR Capital Corporation, 52-300 Enterprise Way, Coachella, California 92236.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Fred H. Behrens, CPA, has been the Chairman, Chief Executive Officer, and a director of the Company since 1988 and Treasurer and Chief Financial Officer of the Company since 1990. Mr. Behrens is, also, the Chairman and a director of Sun Goddess Farms, Inc. ("SGF"), a wholly-owned subsidiary of the Company. Mr. Behrens has been actively involved with the Company and its affiliates since August 1979. From 1966 to 1971, Mr. Behrens was on the audit staff of Arthur Andersen & Co.; between 1971 and 1973, he was a principal in a real estate development company; and from 1973 to August 1979, he was employed as a Vice President of an agricultural management company. Mr. Behrens received a Bachelor of Science degree from the University of Minnesota School of Business Administration in 1966.

     Robert A. Wright has been the President, Chief Operating Officer, and a director of the Company since 1988. Mr. Wright is also the President and a director of SGF. During the past 25 years, Mr. Wright has been, and continues to be, a principal in and the President of a farm equipment manufacturing company located in central Illinois. Mr. Wright has made substantial investments in various agricultural properties during the past several years. Mr. Wright also served as general partner or co-general partner for several agricultural real estate partnerships which were not organized by the Company or its Affiliates. Mr. Wright has been active with the Company and its Affiliates since 1981. Mr. Wright received a Bachelor of Science degree in Business (Management and Finance) from the University of Colorado in 1958. Moreover, Mr. Wright, along with Mr. Behrens, are the general partners of Rancho California Partners II, a California limited partnership formed in or about 1986, which has been defined previously in this Prospectus as the "Partnership", which filed a voluntary Chapter 11 Reorganization Petition under the federal Bankruptcy Act to resolve certain issues with the Riverside County Tax Assessor's Office on or about March 20, 1996. Those issues have been favorably resolved and the Partnership has dismissed that Petition.

     Marlene A. Tapie has been a Vice President and director of the Company since 1988. Between 1988 and 1994 she was also the Secretary of the Company. From 1992 through 1995, Ms. Tapie owned and operated a clothing company, Marlene & Company, which was active in Los Angeles County and Orange County, California. In October, 1994 she and her husband, Alan Tapie, a PGA golf professional, purchased Buena Park Golf Center, a golf course and driving range located in Buena Park, California, which they currently own and operate. Ms. Tapie also acts as marketing director for Virginia Dixon Photography and Morgan Rae, Inc., a photography studio and publishing company located in Mission Viejo, California. Ms. Tapie has been active with the Company and its Affiliates since August, 1979.

     Dale P. Paisley, CPA, was elected as a director of the Company in February 1997. Mr. Paisley was a CPA and general partner in the "Big 6" accounting firm of Coopers & Lybrand from 1977 through 1991. Mr. Paisley directed that firm's mergers and acquisitions practice and was responsible for services provided to Shearson Lehman Brothers. From mid-1991 through mid-1993, he was Chief Operating Officer of CMS Capital Ventures, a Newport Beach, California firm specializing in providing financial and asset-management services to the Resolution Trust Corporation and the Federal Deposit Insurance Corporation. From May 1993 to October 1995, Mr. Paisley provided accounting and financial consulting services to Pacific Snax Corporation. From October 1995 to April 1997 he was a director and Chief Financial Officer of TravelMax International, Inc. In the past 5 years he has also provided financial consulting services to companies such as Telluride Management Solutions, Directors Mortgage Loan Company, and Admor Memory Corporation. Mr. Paisley received a Bachelor of Arts degree in Accounting from San Diego State University in 1965. On August 15, 1997, a complaint for damages was filed by TravelMax International, Inc. in the Superior Court of Orange County, California which alleges that certain conduct by the therein specified defendants, including Mr. Paisley, purportedly resulted in damages to TravelMax International, Inc. in an unascertained amount, but believed to be in excess of $13,000,000. The causes of action alleged in that complaint against Mr. Paisley are (i) fraud, (ii) breach of fiduciary duty, (iii) negligence, (iv) conversion, (v) misappropriation of funds, (vi) money had and received, (vii) unjust enrichment, and (viii) determination of a constructive trust. Mr. Paisley denies the allegations specified in that complaint. Moreover, Mr. Paisley believes he has been released by TravelMax International, Inc. for his conduct while in its service.

     F. Howard Lee was elected as a director of the Company in February 1997. Mr. Lee is President of AMCOR Biomass Farms LLC, a California limited liability company, a subsidiary of the Company and for which the Company serves as Manager. Mr. Lee has held that position since on or about October 28, 1996. Mr. Lee was a self-employed field biologist for major developers in Riverside County from 1980 through 1992, providing Environmental Impact Reports and acting as a liaison between developers and various state regulatory agencies. From 1993 through August, 1996 he was a field biologist and director of training for Target Specialty Products, a wholesale distributor of specialty chemical products, particularly pesticides and herbicides, located in Santa Fe Springs, California. Mr. Lee is a Registered Environmental Assessor with the State of California, and also holds a California Agricultural Pest Control Advisor's license with all categories, including a special certification for Ground Water Protection Advisories through the Department of Pesticide Regulations. In addition, Mr. Lee has more than 20 years experience as a field biologist and is approved as an Environmental Impact Biologist in Riverside County, California, with 12 years experience in environmental assessments. Mr. Lee has been a college instructor for 3 years in these fields and holds a lifetime teaching credential. Additionally, Mr. Lee received a Bachelor of Science degree in Biology from the University of California at Riverside in 1972 and a Masters Degree in Business from the University of Redlands in 1985. Mr. Lee has continued his formal education in pursuit of a doctorate degree and has completed all of the requirements for such a degree except for his dissertation. Accordingly, on completion of that dissertation, Mr. Lee should be able to receive his doctorate degree.

     Marlin T. McKeever was elected as a director of the Company in February 1997. Mr. McKeever is Vice President of Sales at Andreini & Company, an insurance brokerage firm located in Orange County, California, and has held that position since 1989. Prior to that he was Vice President of another such firm, Johnson & Higgins, also located in Orange County, California. Mr. McKeever was also a professional football player with several teams, including the Los Angeles Rams, Minnesota Vikings and Washington Redskins from 1961 through 1973. Mr. McKeever received a Bachelors Degree in Finance from the University of Southern California in 1961 and a Masters Degree in Business from the University of Southern California in 1965. He has been licensed as an insurance broker in California since 1974.

     Barry Goverman has been a Vice President of the Company since 1983 and maintains an office in Stoughton, Massachusetts, located near Boston. Mr. Goverman has been active with the Company and its Affiliates since 1981. Between 1977 and 1981, Mr. Goverman was a principal of a management consulting firm specializing in researching investments for brokers, accountants, attorneys, and financial advisors. During 1976, he was on the staff of a national consulting firm providing management consulting and research to agencies of federal and state governments. From 1967 to 1975, Mr. Goverman was a management advisor to various officials in the Massachusetts state government. Mr. Goverman received a Bachelor of Arts degree and a Master of Public Administration degree from Northeastern University in Boston in 1967 and 1971, respectively.

     Jacques Genicot has been a Vice President of the Company since 1996, having joined the Company in 1993 to assist with banking and international investor relations. Mr. Genicot was born in Belgium and has lived in Oceanside, California since August, 1992. His principal expertise is investment banking. He was employed by Citibank from 1974 to 1982 in various capacities, including as Manager of Corporate Banking, in Brussels, London, Liege and Paris. In 1982 he was employed by Canadian Imperial Bank of Commerce Limited ("CIBC") in London as Associate Director for Loan Syndications and Capital Markets. From 1983 to 1986 he was with the CIBC International SA in Paris, serving as General Manager and Director. From 1986 to 1989 he was Branch Manager of National Westminster Bank in Nantes, France. From 1990 to mid-1992 he was Managing Director of Translink SA, an investment banking firm located in Paris, France; from mid-1992 through 1993 he was self-employed as an independent consultant to various financial institutions and businesses. Mr. Genicot graduated from Hautes Etudes Commerciales (Brussels) with a Bachelor's Degree in Business and has an MBA in Finance from U.S. International University. Mr. Genicot has also been a member of the Treasury Management Association since 1995. He speaks French, English, Dutch and Italian.

OTHER KEY PERSONNEL

     Edward W. Madigan, CPA, has been Controller of the Company since 1990 and is responsible for all accounting and financial reporting matters. From 1974 through 1981 Mr. Madigan was employed by the Los Angeles office of Arthur Andersen & Co., a "Big 6" international accounting firm, as a manager in the audit division. From 1981 to 1986, he served as Vice President of Executive Business Management, a Los Angeles-based entertainment industry business management firm. Prior to joining the Company, he was Controller of Royal International Partners, located in Palm Springs. Mr. Madigan graduated with a Bachelor of Science degree in Accounting, with honors, from Loyola University of Los Angeles in 1973. He is a Certified Public Accountant, a Certified Computing Professional, and a Microsoft Certified Professional.

     Gus K. Franklin is the President and Chief Operating Officer of TransPacific Environmental, Inc. and has held those positions from 1994 to the present. The Company contemplates the acquisition of TransPacific's business. Mr. Franklin provides consulting services to AMCOR Biomass Farms LLC regarding it's Biomass and clean green waste processing operations and has agreed to solicit Biomass contracts for AMCOR Biomass Farms LLC. Mr. Franklin was the President and owner of Allied Tree Company of California ("Allied") from 1972 through 1982. Allied performed municipal tree maintenance contracts for more than 25 Southern California cities. Mr. Franklin was President and owner of United Pacific Corporation of California ("United Pacific") from 1983 through 1992. United Pacific performed municipal tree maintenance services for more than 48 cities and recycled green waste for more than 15 cities in Southern California. After he sold United Pacific, he served as Vice President and General Manager of United Pacific of California, Nelson Services of Texas and La Compost of Louisiana, which were all divisions of Western Waste Industries, from 1992 through 1994. He holds active California State Contractor's licenses for tree trimming and landscaping and is a certified arborist. He has extensive experience in bidding and performing municipal and commercial tree maintenance and green waste recycling contracts.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     OVERVIEW. The Company, together with its affiliated partnerships, has its primary operations in the Coachella Valley of California, where it historically has been, and still remains, a major table grape producer and processor. The Company also grows dates for two managed partnerships. The Company manages real estate located in Southern California and Texas, and during fiscal 1996, commenced development of the 1,300 lot Las Palomas Country Club Estates residential subdivision located 30 miles southeast of San Antonio, Texas, which includes an 18-hole championship golf course. The residential lot development project is owned by Lake Valley Realty Partners, an Affiliate of the Company, defined previously in this Prospectus as "Lake Valley"; the golf course, which officially opened November 15, 1996, is owned by the Company and leased to Lake Valley. AMCOR Biomass Farms LLC is currently providing Biomass processing from its facilities in Santa Fe Springs, California. The Company is actively submitting bids to perform Biomass processing for various municipalities in Southern California and anticipates continued expansion of its Biomass waste processing operations.

     AGRICULTURAL BUSINESS. As set forth above, the Company's agricultural division has been engaged in a variety of food producing activities since the Company's formation. The Company is a leading producer of red and white table grapes, specializing in early season (May and June) grapes which, typically, command premium prices. The Company has the advantage of being a "vertical producer", i.e., it packs, cold stores and ships its own grapes to nationally known retailers such as Vons, Safeway, Winn-Dixie, and Kroeger. In 1995, the Company obtained a 50% ownership interest in a 6,000 acre farming operation in eastern Oregon, where it grows potatoes for McDonalds Corporation and corn for Green Giant Foods. The Company also manages approximately 140 acres of producing date gardens for Indio Date and Oasis Date, Affiliates of the Company, with combined annual production of approximately 1,000,000 pounds. Dates are harvested in September through December. The Company does not anticipate expanding date operations in the next year.

     The Company anticipates expansion of its Coachella grape producing activities. Most of the planned expansion will be in the white grape activities in order to balance processing capacity utilization and provide both red and white table grapes. The Company has entered into a letter of intent with Sun World, a major agricultural corporation based jointly in Bakersfield, California and Coachella, California, which provides that Sun World will license the Company to plant 160 acres of "Sugraone" variety grapevines beginning in February, 1998. Sun World will provide the Company with all necessary rootings in exchange for payment by the Company to Sun World of a licensing fee. The Company will also pay Sun World an annual fruit production royalty. Sun World has only one other domestic licensee, a former Sun World officer.

     The Company has also agreed to provide Sun World with approximately 250,000 boxes of Red Flame Seedless table grapes, Thompson Seedless table grapes and Perlette Seedless table grapes for Sun World to market in the 1997 season, and, subject to satisfactory performance by both parties, Sun World and the Company may enter into a long-term marketing agreement by which Sun World will provide expanded marketing services to the Company.

     On July 1997, the Coachella Valley Water District ("Water District") agreed to deliver water to a significant portion of the Company's vineyard acreage. As a result, the Company has determined that it will be quite feasible to develop additional acreage to grow the grapes contemplated for delivery to Sun World. The existing vineyard acreage of the Company should benefit from the Water District's decision to deliver additional water, as the water from existing wells will be used to irrigate the expansion acreage and the additional water provided by the Water District will be used to irrigate the Company's existing vineyard acreage.

     The Company will be required to cause to be designed, engineered and constructed a one mile pipeline from the acreage to the Water District's outlet. Additionally, the Company will be required to cause to be designed, engineered and constructed an additional holding reservoir to hold water delivered from the pipeline.

     The Company anticipates that there will be significant costs to design, engineer and construct the infrastructure (pipes, connections, valves, tanks, meters, etc.) necessary to deliver and store the additional water. The Company will use a portion of the proceeds from the Offering to pay those costs. See "USE OF PROCEEDS."

     The Company intends to use a substantial portion of the clean green waste generated by the processing and recycling operations of AMCOR Biomass Farms LLC on the proposed Sugraone vineyard development, a 700 acre parcel contiguous to the Company's existing vineyards in Coachella, California. Grading and ground preparation, including the importation of soil amendments, will take place from July through December of 1997, in anticipation of planting an initial 160 acres of Sugraone grapevines in February, 1998.

     RECYCLING, COMPOSTING AND MILLING. With the proposed acquisition of the remaining business of TransPacific, the Company is continuing its expansion into the clean green waste processing industry. AMCOR Biomass Farms LLC is currently in operation in the City of Santa Fe Springs, processing clean green waste for use as a soil amendment on its agricultural properties and diverting other green waste to other repositories. The Company anticipates expanding the clean green waste operations to include additional facilities. Moreover, in April, 1997, AMCOR Biomass Farms LLC began a working relationship with CR&R, a major recycling concern with principal offices in Stanton, California. This working relationship contemplates that AMCOR Biomass Farms LLC will operate its green waste screening equipment at CR&R's MRF in Stanton and thereafter transport the processed clean green waste to various appropriate locations. A green waste screen has been installed at the CR&R MRF and a permit for that screen has been issued by the South Coast Air Quality Management District, the State of California agency which has permit jurisdiction in Los Angeles, Orange, and parts of Riverside and San Bernardino counties.

     As set forth above, the Company anticipates using substantial portions of the clean green waste as a soil amendment on the Company's planned Sugraone vineyard acreage in Coachella, California.

     The LEA is presently reviewing the Company's green waste processing testing protocols. The LEA is aware that the Company is implementing new green waste processing technologies and has offered to work closely with the Company in evaluating the Company's green waste processing technologies and quality control systems. The Company has provided the LEA with all required testing on the Murrieta site. The Company believes that the cease and desist order on the Murrieta site will ultimately be removed, as the Company's green waste processing standards exceed the California statutory requirements for clean green waste.

     In summary, the clean green waste processing facilities of AMCOR Biomass Farms LLC should proactively respond to a compelling environmental mandate, while at the same time improving the quality of the soil on the various agricultural properties of the Company and its Affiliates. Landfills in Southern California's metropolitan areas are generally becoming overcrowded; recycling has become a reality, and the Company anticipates that it should play an increasing role in this industry.

     GOLF COURSE AND SUBDIVISION ACTIVITIES. Over the past decade, the popularity of golf throughout the United States and the demand for golf courses and related facilities has experienced continued growth. According to the National Golf Foundation ("NGF"), the number of golfers in the United States increased to approximately 25 million players in 1995 from approximately 21.2 million players in 1987. Management believes that this trend will continue for the foreseeable future, as golf becomes an increasingly popular recreational activity. Industry statistics of the NGF indicate that women and juniors are learning and playing golf in increasing numbers. Management believes these population segments will be important factors in the demand for golf facilities similar to the type the Company presently owns.

     In 1996, the Company developed (and now owns) a championship level 18-hole golf course located on 153 acres of land southeast of San Antonio, Texas, which opened for play on November 15, 1996. San Antonio is a growing city with annual tourism exceeding 10,000,000 visitors per year, and was recently rated as one of the top ten vacation destinations in the world by Conde' Nast Magazine. The San Antonio area has gained prominence as a national convention location. The Texas Department of Commerce reports that approximately $2 billion was spent in San Antonio by 10.3 million visitors in 1994. The local economy has grown at a steady rate for the last five years.

     The Company's golf course is located approximately 30 miles from San Antonio's central business district and is directly accessible from Texas State Highway 539. The Company's golf course is located on the principal aquifer in the area, the Carrizo Sands aquifer. Excluding the existing military golf courses, there are 17 other golf courses in the greater San Antonio area. The current adult population of San Antonio is approximately 750,000, of which 160,000 are military and civilian workers at various military bases serviced by 4 additional golf courses. Management believes that the existing playing demand in the greater San Antonio area far exceeds the existing playing capacity. At present, the Company's golf course is the only golf course in Wilson County, Texas.

     The Company has funded total development costs for its golf course totaling approximately $2,500,000 and additional costs of project infrastructure related to building lot improvements totaling approximately $2,000,000, totaling approximately $4,500,000. Real estate surrounding the golf course has been subdivided into 1,000 residential lots and 300 condominium lots for sale to independent residential builders and the public. The Company has a financial interest in the development and sale of these lots pursuant to a development agreement with Lake Valley, consisting of 50% of the gross proceeds from lot sales. The Company also owns 99% of AMCOR Builders LLC, a California limited liability company, and, therefore, has an interest in any profits derived from house construction on those lots.

     The subdivision lot marketing plan contemplates a 5 to 7 year development consisting of 1,000 single-family lots and 300 condominium units. Approval by the United States Department of Housing and Urban Development has been obtained for the initial phases (206 lots) of this development. The Company leases the golf course to Lake Valley for a flat fee of $275,000 per year, with yearly increases determined by the Consumer Price Index. However, for the initial year this lease rate has been reduced 50% to compensate for "start-up" costs and other factors related to the new golf course.

     OTHER REAL ESTATE DEVELOPMENT PROJECTS. The Company and certain Affiliates own several small parcels of real estate which may be used for commercial or residential developments.

     FINANCIAL POSITION. As of May 31, 1997, the Company has 39.4% equity and 60.6% indebtedness. This indebtedness primarily represents partnership and working relationship interests in various development projects. The Company is consolidating certain of these outstanding interests by an acquisition program pursuant to which certain affiliated partnerships will be liquidated during the next two years. The Company anticipates that, due to California tax credits for enterprise zones, the Company's California state income tax liability should remain modest.

                             RESULTS OF OPERATIONS

     OVERVIEW. As outlined below, the Company's overall financial condition as compared to August 31, 1996, has improved considerably. Total assets have increased over 34% to $42.9 million, due primarily to the acquisition of a 160-acre table grape vineyard and 130 acres of date properties from affiliates, and higher inventories pertaining to a large 1997 table grape crop.

     The Company's current ratio decreased to 1.46 at May 31, 1997, from 2.46 at August 31, 1996, primarily due to the advances to affiliates to fund real estate development costs, and for borrowings related to the 1997 table grape crop. In addition, $2.8 million of 5% notes became current, due December 31, 1997.

     REVENUES. The Company's revenues are derived principally from the following three sources: (i) farming operations (including packing and cold storage services), (ii) management/development fees for real estate development-land partnerships, and (iii) the processing and recycling of "clean green" biomass. For the nine months ended May 31, 1997, the Company's gross revenues were significantly higher than the comparable nine months ended May 31, 1996, due primarily to significantly higher table grape revenues than the previous period and from increased management and development fees related to the Las Palomas subdivision located southeast of San Antonio, Texas, and income related to its California biomass operations.

     CROP SALES AND OTHER FARM INCOME. The Company generates fees and profits from its table grape and date operations, both from third parties and its affiliates. During a typical season, the table grape processing facility (which is leased to the Company) processes approximately 1.5 million boxes of table grapes, for which the combined gross processing and cooling fees typically approximates $2 million. The Company expects its crop sales to continue to increase as additional properties are acquired through further partnership terminations and more acreage is farmed by the Company. In addition, it has recently entered into a letter of intent to plant 160 acres of the patented Superior Seedless table grape under a licensing agreement with Sun World International, Inc.

     Crop sales and other farm income of $3.5 million were up 135% for the nine-months ended May 31, 1997, as compared to the comparable nine-months ended May 31, 1996, due to a much larger and earlier maturing crop. Substantially all of the Company's crop sales occur in the third and fourth quarters of the fiscal year.

     MANAGEMENT AND OTHER FEES. The Company has earned in the past, and will continue to earn, management and accounting fees from its managed affiliated partnerships. This source will continue to decrease as additional partnership terminations are completed. The accounting fees generally range from $5,000 to $10,000 per year per partnership.

     Management and other fee income increased substantially from the comparable nine-month period ended May 31, 1997, due to a development contract related to the 1,000-lot subdivision, owned by an affiliate, located 30 miles southeast of San Antonio, Texas, and from pre-development fee income related to California real estate. Other income consists primarily of income related to the Company's start-up golf course and biomass operations. Other income increased from $39,000 to $225,000 for the nine-months ended May 31, 1997, due to increasing golf course and biomass revenues. The golf course, which is owned by the Company, is leased to an affiliate for a rental of $137,500 for the 1997 calendar year and $275,000 per year thereafter.

     OPERATING COSTS AND EXPENSES. The Company's total operating costs and expenses were $3.4 million and $$2.2 million for the nine months ended May 31, 1997 and 1996, respectively. These costs and expenses include, among others, corporate overhead expenses, biomass processing costs, farming costs and cost of crops sold and depreciation expenses.

     FARMING COSTS AND COST OF CROPS SOLD. Farming costs and costs of crops sold increased $957,000 (78%) for the nine-month period ended May 31, 1997, as compared to the comparable nine-month period ended May 31, 1996, due to the much larger and earlier maturing crop than the prior year.

     OTHER OPERATING EXPENSES. Other operating expenses increased $279,000 (65%) to $709,000 for the nine-months ended May, 31, 1997, as compared to the prior nine-months, due to increased legal, accounting, and other administrative expenses related primarily to the Company's start-up biomass operations.

     INCOME FROM OPERATIONS. The Company posted operating income of $2,158,000 for the nine months ended May 31, 1997 as compared to operating income of $212,000 for the comparable prior period, primarily from the increased profit margin from a substantially larger 1997 table grape crop, but also due to increased management and development fee income related to the Las Palomas project, biomass operations, and from predevelopment fee income related to California real estate.

     GAIN ON ASSET SALES. A gain on asset sales of $821,000 was realized for the nine months ended May 31, 1996, due to the sale of the San Luis Obispo vineyards and repurchase option which resulted in a gain of $830,000. There were no such sales in the current six-month period.

     INTEREST INCOME. The Company generates interest income from notes receivables from certain related partnerships, affiliates and third parties. This income increased 190% due primarily from a $5.6 million secured note receivable acquired in 1996 due from an affiliate.

     INTEREST EXPENSE. Interest expense increased by $245,000 (52%) to $720,000 primarily due to the acquisition in 1996 of $5.6 million of notes payable acquired in connection with a corresponding note receivable due from an affiliate (see Interest Income above), and from a $4.3 million note from an insurance company acquired during 1996, collateralized by real and personal property.

     LIQUIDITY AND CAPITAL RESOURCES. The Company's liquidity, including its ability to access conventional credit sources, has significantly improved over the last two years primarily due to the following: (i) consistent management of cash flow, (ii) implementation of effective cost cutting measures,
(iii) profitable agricultural operations plus potential new revenues from real estate and biomass activities, and (iv) disposal of marginal or nonproducing assets. The Company anticipates that the continued recovery of the company's common stock price should provide access to capital markets. These changes have positioned the Company to obtain credit from more conventional, and less costly, sources.

     ANY FORWARD LOOKING STATEMENTS OF MANAGEMENT CONTAINED IN THIS DOCUMENT HAVE BEEN COMPILED ON THE BASIS OF ASSUMPTIONS MADE BY MANAGEMENT AND CONSIDERED TO BE REASONABLE. FUTURE OPERATING RESULTS OF THE COMPANY, HOWEVER, ARE IMPOSSIBLE TO PREDICT AND NO REPRESENTATION OR WARRANTY REGARDING FUTURE OPERATING RESULTS OF THE COMPANY IS TO BE INFERRED FROM ANY FORWARD LOOKING STATEMENTS CONTAINED IN THIS DOCUMENT.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     All ongoing present and future transactions with Affiliates of the Company have been, and will continue to be, on terms no less favorable to the Company than could have been obtained from unaffiliated parties, and will be approved by a majority of the Company's independent directors who do not have an interest in those transactions and who have access, at the Company's expense, to the Company's counsel or independent legal counsel.

     Pursuant to the Company's management relationships with its affiliated limited partnerships, those partnerships are often indebted to the Company in the form of promissory notes, accounts receivable and other advances. Accounts receivable by the Company from those partnerships consist primarily of farming costs incurred by the Company on behalf of those partnerships and advances to those partnerships collateralized by accounts receivable from crop sales. Those costs and advances totalled $5,337,704 at August 31, 1996, are due and payable on demand and are without interest. The Company also has a promissory note receivable from the Partnership in the principal amount of $5,691,686 at August 31, 1996.

     In March 1992, the Company obtained $2 million key person life insurance policies on each of the lives of Fred H. Behrens and Robert A. Wright, officers, directors and principal shareholders of the Company. According to the provisions of those policies, $2 million would be paid upon the death of either person, of which 50% would be paid to the Company and 50% to the insureds' beneficiaries. The Company currently pays annual premiums of $6,484 and $11,519 on behalf of Mr. Behrens and Mr. Wright, respectively.

     In 1996, the Company acquired a 50% interest in PS III Farms, LLC, an Oregon limited liability company that leases approximately 6,000 acres to an Affiliate of the other member of that limited liability company, and which is not affiliated with the Company. The remaining lease term is for 40 months, and the primary crop grown on the farm is potatoes, with a renewal option with terms subject to mutual agreement.

     The Company holds a 99% ownership interest in Las Palomas Country Club Estates LLC, a California limited liability company which acts as the development entity for the golf course (owned by the Company and leased to Lake Valley) and a residential building lot development in Texas (owned by Lake Valley). Fred H. Behrens, Chief Executive Officer, director, and principal shareholder of the Company holds a 1% ownership interest in Las Palomas Country Club Estates LLC. The Company also holds a 99% ownership interest in AMCOR Builders LLC, a California limited liability company which manages the construction operations of the Company in Texas. Robert A. Wright, President, director, and principal shareholder of the Company, holds a 1% ownership interest in AMCOR Builders LLC. The Company holds a 99% ownership interest in AMCOR Biomass Farms LLC. F. Howard Lee, a director of the Company, owns the remaining 1% ownership interest in AMCOR Biomass Farms LLC. Enterprise Packing Company, a California general partnership, which has as its only partners Mr. Behrens and Mr. Wright (each owning a 50% partnership interest) owns 442 limited partnership interests issued by Lake Valley. Mr. Behrens and Mr. Wright are the only general partners of Lake Valley. There are 2,600 limited partnership interests of Lake Valley presently issued and outstanding. Therefore, by attribution of their ownership interests in Enterprise Packing Company,

Mr. Wright and Mr. Behrens jointly own 17% of the issued and outstanding limited partnership interests issued by Lake Valley.

     Fred H. Behrens, Chief Executive Officer and a member of the Board of Directors of the Company, is a party defendant in two federal litigation matters alleging a technical violation of Section 16 of the Securities Exchange Act of 1934. Specifically, it is alleged that Mr. Behrens entered into various transactions within a 6 month period in which he sold and purchased certain shares of the Company's Common Stock. A substantial portion of the proceeds that Mr. Behrens received from the sale of those shares was immediately lent by Mr. Behrens to the Company. Immediately upon the Company's demand therefor, Mr. Behrens disgorged to the Company the "profits" (calculated pursuant to that Section 16, which profits totaled approximately $33,000) from those transactions. The other officers and members of the Board of Directors of the Company are satisfied that Mr. Behrens' conduct in these matters was unintentional and inadvertent. Although Mr. Behrens has disgorged those profits to the Company, those litigation matters are still pending, as opposing counsel in those litigation matters are seeking to recover their attorneys' fees. It is Mr. Behrens' opinion that these litigation matters are without merit; provided, however, in an effort to resolve these matters as expediently as possible, Mr. Behrens and his counsel are engaging in settlement discussions.

     The law firm of White and Stepp LLP, which serves as counsel to the Company, has retained Judy Cannavo, on an independent contractor basis, to render legal services, i.e., court appearances, for the benefit of various clients of that law firm, including the Company and the Partnership. Ms. Cannavo is the wife of Marlin McKeever, a director of the Company. Ms. Cannavo will be compensated by the law firm of White and Stepp LLP who, in turn, will be reimbursed by the Company for the compensation paid to Ms. Cannavo. The compensation which Ms. Cannavo receives is determined by arms' length negotiations with the law firm of White and Stepp LLP. The Company believes that the compensation which it shall pay for the services rendered by Ms. Cannavo is not greater, and is probably less, than compensation which the Company would pay to non-affiliated third persons rendering similar legal service in the same geographic area.

     A diagram specifying certain relationships between the Company and its Affiliates is included in this Prospectus as Exhibit B.

             DESCRIPTION OF SERIES A 9% CONVERTIBLE PREFERRED STOCK

     The summary of certain terms and provisions of the Series A Preferred Stock contained in this Prospectus does not purport to be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of the Company's Amended and Restated Certificate of Incorporation ("Certificate of Incorporation"), Bylaws, as amended, and the Certificate of Designations setting forth the particular terms of the Series A Preferred Stock ("Series A Certificate").

     On or about January 16, 1997, the Certificate of Incorporation was amended to specify that 25,000,000 shares of $.002 par value common stock and 2,000,000 shares of $.01 par value preferred stock shall be the Company's authorized capital. To accomplish that amendment, the Board of Directors of the Company approved, by unanimous written consent, an amendment to the Certificate of Incorporation of the Company so that the Certificate of Incorporation specifies that 25,000,000 shares of $.002 par value common stock and 2,000,000 shares of $.01 par value preferred stock are the Company's authorized capital.

     There are 1,371,028 shares of $.01 par value preferred stock currently authorized but not issued. As set forth in the Series A Certificate, the 628,972 shares of the Company's $.01 par value preferred stock which are issued and outstanding have been designated Series B Preferred Stock.

     On April 5, 1997, the Board of Directors authorized the Company to classify and issue up to 812,500 shares of the Series A Preferred Stock as part of the 2,000,000 shares of the Company's authorized preferred stock. The Board of Directors also voted, by adopting the Series A Certificate, to amend the Certificate of Designations for the previous series A preferred stock of the Company such that the shares of such Series A preferred stock shall be and hereby are Series B Preferred Stock, and such Series B Preferred Stock is subordinate and junior, with respect to payment of dividends and amounts upon liquidation, dissolution or winding up of the Company, to the Series A Preferred Stock.

     When issued, the Series A Preferred Stock will be validly issued, fully paid and nonassessable. The Series A Preferred Stock will not be subject to any sinking fund or other obligation of the Company to redeem or retire the Series A Preferred Stock. Unless converted into shares of Common Stock or redeemed by the Company, the Series A Preferred Stock will have a perpetual term, with no maturity. The Company has submitted to the NASD an application to obtain a Small Cap Market listing for the shares of Series A Preferred Stock.

     Additional shares of the Company's preferred stock may be issued from time to time in one or more series, without stockholder approval, with such preferences, conversion and other rights, voting powers, restrictions and limitations as to dividends, qualifications and terms and conditions of redemption thereof as shall be established by the Board of Directors. Therefore, without stockholder approval, the Company could authorize the issuance of preferred stock with voting, conversion and other rights that could dilute the voting power and other rights of the holders of Common Stock and Series A Preferred Stock.

     SENIORITY. The Series A Preferred Stock will be senior to the Series B Preferred Stock and to the Common Stock with respect to payment of dividends and amounts upon liquidation, dissolution or winding up of the Company.

     While any shares of Series A Preferred Stock are outstanding, the Company may not authorize, create or increase the authorized amount of any class or series of stock that ranks prior or senior to the Series A Preferred Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up without the consent of the holders of two-thirds of the outstanding shares of Series A Preferred Stock. However, the Company may create additional classes of stock, increase the authorized number of shares of preferred stock or issue series of preferred stock which rank on a parity with the Series A Preferred Stock with respect, in each case, to the payment of dividends and amounts upon liquidation, dissolution or winding up of the Company ("Parity Stock") without the consent of any holder of Series A Preferred Stock. See "Voting Rights" below.

     DIVIDENDS. Holders of shares of Series A Preferred Stock will be entitled to receive, when and as declared by the Board of Directors of the Company, out of funds of the Company legally available for payment thereof, cumulative cash dividends payable in an amount per share equal to 9% annually. Such dividends will be payable quarterly on October 1st, January 1st, April 1st and July 1st of each calendar year(1) (and, in the case of any accumulated or accrued but unpaid dividends, at such additional times and for such interim periods, if any, as determined by the Board of Directors). Each such dividend will be payable to holders of record as they appear on the stock records of the Company at the close of business on such record dates, not exceeding 60 days preceding the payment dates thereof, as shall be fixed by the Board of Directors of the Company. Dividends will accrue from the date of original issuance of the Series A Preferred Stock. Dividends will be cumulative from such date, whether or not in any dividend period or periods such dividends shall be declared or there shall be funds of the Company legally available for the payment of such dividends. Accumulated dividends on shares of Series A Preferred Stock will not accrue interest. Dividends payable on the Series A Preferred Stock for any period less than a full dividend period will be computed on the basis of twelve 30-day months and a 360-day year. There is no guarantee or assurance that the Company will have the resources to pay those dividends. Therefore, the Company may be unable to pay those dividends. Holders of the Series A Preferred Stock will have the right to elect a majority of the members of the Board of Directors of the Company upon a cumulative default, whether consecutive or not, of 8 quarterly dividends, and that right shall continue until full and complete payment of all dividends in arrears on the Series A Preferred Stock.

     LIQUIDATION PREFERENCE. The holders of shares of Series A Preferred Stock will be entitled to receive in the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, $10.00 for each share of Series A Preferred Stock, plus an amount for each share of Series A Preferred Stock equal to all dividends accumulated, accrued and unpaid thereon to the date of final distribution to such holders ("Liquidation Preference"), and no more.

---------------

  1The Company's fiscal year ends August 31st.

     Until the holders of the Series A Preferred Stock have been paid the Liquidation Preference in full, no payment will be made to any holder of junior stock upon the liquidation, dissolution or winding up of the Company. If, upon any liquidation, dissolution or winding up of the Company, the assets of the Company, or proceeds thereof, distributable among the holders of the shares of Series A Preferred Stock are insufficient to pay in full the Liquidation Preference and the liquidation preference with respect to any other shares of Parity Stock, then such assets, or the proceeds thereof, will be distributed among the holders of shares of Series A Preferred Stock ratably in accordance with the respective amounts which would be payable on such shares of Series A Preferred Stock if all amounts payable thereon were paid in full. Neither a consolidation or merger of the Company with another corporation, a statutory share exchange by the Company nor a sale or transfer of all or substantially all of the Company's assets will be considered a liquidation, dissolution or winding up, voluntary or involuntary, of the Company.

     VOTING RIGHTS. Except as indicated below, or except as otherwise from time to time required by applicable law, the holders of shares of Series A Preferred Stock will have no voting rights.

     Holders of the Series A Preferred Stock will have the right to elect a majority of the members of the Board of Directors of the Company upon a cumulative default, whether consecutive or not, of 8 quarterly dividends, and that right shall continue until full and complete payment of all dividends in arrears on the Series A Preferred Stock.

     The approval of the holders of two-thirds of the outstanding shares of Series A Preferred Stock will be required in order to amend the Certificate of Incorporation to affect materially and adversely the rights, preferences or voting power of the holders of the Series A Preferred Stock or to authorize, create, or increase the authorized amount of, any class of stock having rights prior or senior to the Series A Preferred Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up. However, the Company may create additional classes of Parity Stock or junior stock, increase the authorized number of shares of Parity Stock or junior stock and issue additional series of Parity Stock or junior stock without the consent of any holder of Series A Preferred Stock.

     Except as required by law, the holders of Series A Preferred Stock will not be entitled to vote on any merger or consolidation involving the Company or a sale of all or substantially all of the assets of the Company. See "Conversion Price Adjustments" below.

     CONVERSION RIGHTS. Shares of Series A Preferred Stock will be convertible, in whole or in part, at any time, at the option of the holder thereof, into authorized but previously unissued shares of Common Stock, at a conversion price equal to 125 percent of the closing price of the Common Stock on the Determination Date, subject to adjustment as described below.

     Conversion of shares of Series A Preferred Stock, or a specified portion thereof, may be effected by delivering certificates evidencing such shares, together with written notice of conversion and a proper assignment of such certificates to the Company, or in blank, to the office or agency to be maintained by the Company for that purpose. Initially, such office will be the principal office of American Stock Transfer & Trust Company, 40 Wall Street, New York, NY 10005.

     Each conversion will be deemed to have been effected immediately prior to the close of business on the date on which the certificates for shares of Series A Preferred Stock shall be surrendered and notice shall have been received by the Company (and, if applicable, payment of an amount equal to the dividend payable on such shares shall have been received by the Company as described below) and the conversion shall be at the Conversion Price in effect at such time and on such date.

     Holders of shares of Series A Preferred Stock at the close of business on a dividend record date will be entitled to receive the dividend payable on such shares on the corresponding dividend payment date, notwithstanding the conversion of such shares following such dividend record date and prior to such dividend payment date. However, shares of Series A Preferred Stock surrendered for conversion during the period between the close of business on any dividend record date and the opening of business on any corresponding dividend payment date (except shares converted after the issuance of a notice of redemption with respect to a redemption date during such period) must be accompanied by payment of an amount equal to the dividend payable on such shares on such dividend payment date. A holder of shares of Series A Preferred Stock on a dividend record date who (or whose transferee) tenders any such shares for conversion into shares of Common Stock on such dividend payment date will receive the dividend payable by the Company on such shares of Series A Preferred Stock on such date, and the converting holder need not include payment of the amount of such dividend upon surrender of shares of Series A Preferred Stock for conversion. Except as provided above, the Company will make no payment or allowance for unpaid dividends, whether or not in arrears, on converted shares or for dividends on the shares of Common Stock issued upon such conversion.

     Fractional shares of Common Stock will not be issued upon conversion but, in lieu thereof, the Company will pay an amount in cash based on the closing market price of the Common Stock on the day prior to the conversion date.

     COMPANY'S RIGHT TO COMPEL CONVERSION. The Company shall have the right to compel conversion of the Series A Preferred Stock when the Common Stock has traded at a price equal to or greater than 150% of the closing price of the Common Stock on the Determination Date for a period of 20 consecutive business days. If the Company elects to cause the mandatory conversion of the Series A Preferred Stock, the Company shall send to the holders of the Series A Preferred Stock at least 20 days prior written notice of the date when the conversion will take place.

     CONVERSION PRICE ADJUSTMENTS. The Conversion Price is subject to adjustment upon certain events, including (i) dividends (and other distributions) payable in Common Stock or any class of capital stock of the Company; (ii) the issuance to all holders of Common Stock of certain rights or warrants entitling them to subscribe for or purchase Common Stock at a price per share less than the fair market value per share of Common Stock; (iii) subdivisions, combinations and reclassifications of Common Stock; and (iv) distributions to all holders of Common Stock of evidences of indebtedness of the Company or of assets (including securities and cash, but excluding those dividends, rights, warrants and distributions referred to in clauses (i), (ii) and (iii) above and excluding cash dividends and cash distributions on shares of Common Stock to the extent the same either constitute Permitted Common Stock Cash Distributions (as herein defined) or result in a payment of an equal cash dividend to the holders of shares of Series A Preferred Stock (see "Dividends")). In addition to the foregoing adjustments, the Company will be permitted to make such reductions in the Conversion Price as it considers to be advisable in order that any event treated for federal income tax purposes as a dividend of stock or stock rights will not be taxable to the holders of the Common Stock or, if that is not possible, to diminish any income taxes that are otherwise payable because of such event.

     "Permitted Common Stock Cash Distributions" means cash dividends and cash distributions paid on the Common Stock after August 31, 1997 not in excess of the sum of the (i) Company's cumulative undistributed net earnings at August 31, 1997, plus (ii) cumulative amount of Funds Available For Distribution, as determined by the Board of Directors on a basis consistent with the financial reporting practices of the Company, after August 31, 1997, and minus (iii) the cumulative amount of dividends accumulated, accrued or paid on the Series A Preferred Stock and all other classes of Preferred Stock after August 31, 1997.

     In case the Company shall be a party to any transaction (including, without limitation, a merger, consolidation, statutory share exchange, tender offer for all or substantially all of the shares of Common Stock or sale of all or substantially all of the Company's assets), in each case as a result of which shares of Common Stock will be converted into the right to receive stock, securities or other property (including cash or any combination thereof), each share of Series A Preferred Stock, if convertible after the consummation of the transaction, will thereafter be convertible into the kind and amount of shares of stock, securities and other property receivable (including cash or any combination thereof) upon the consummation of such transaction by a holder of that number of shares of Common Stock into which one share of Series A Preferred Stock was convertible immediately prior to such transaction (assuming such holder of Common Stock failed to exercise any rights of election and received per share the kind and amount of stock, securities and other property (including cash or any combination thereof) received per share by a plurality of nonelecting shares). The Company may not become a party to any such transaction, unless the terms thereof are consistent with the foregoing.

     No adjustment of the Conversion Price will be required to be made in any case, until cumulative adjustments amount to 1% or more of the Conversion Price. Any adjustments not so required to be made will be carried forward and taken into account in subsequent adjustments.

     REDEMPTION. The shares of Series A Preferred Stock are redeemable at the option of the Company, in its sole and absolute discretion, on or after 5 years from the date of issuance for cash at a redemption price of $10.00 per share, plus any accumulated, accrued and unpaid dividends. If redemption of the Series A Preferred Stock occurs in part, such redemption will be on a pro rata basis. The conditions precedent to the Company's right to compel conversion of the Series A Preferred Stock will not apply to the redemption by the Company of Series A Preferred Stock.

     Notice of redemption will be given by mail or by publication (with subsequent prompt notice by mail) to the holders of record of the Series A Preferred Stock not less than 30 nor more than 60 days prior to the date of redemption. The redemption date will be a date selected by the Company not less than 10 nor more than 60 days after the date on which the Company gives the notice of redemption.

     On the redemption date, the Company must pay in cash on each share of Series A Preferred Stock to be redeemed any accumulated, accrued and unpaid dividends, if any, on the redemption date. In the event a redemption date is fixed after a dividend record date and prior to the related dividend payment date, the holders of the Series A Preferred Stock at the close of business on such record date will be entitled to receive the dividend payable on such shares on the corresponding dividend payment date, notwithstanding the redemption of such shares following such dividend record date. Except as provided for in the preceding sentences, no payment or allowance will be made for accumulated or accrued dividends on any shares of Series A Preferred Stock called for redemption.

     On and after the date fixed for redemption, provided that the Company has made available at the office of the Transfer Agent a sufficient amount of cash to effect the redemption, dividends will cease to accumulate or accrue on the Series A Preferred Stock called for redemption (except that, in the event a redemption date is fixed after a dividend record date and prior to the related dividend payment date, holders of Series A Preferred Stock on the dividend record date will be entitled on such dividend payment date to receive the dividend payable on such shares), such shares shall no longer be deemed to be outstanding and all rights of the holders of such shares of Series A Preferred Stock shall cease, except the right to receive cash payable upon such redemption, without interest from the date of such redemption.

     In the event the Company elects to redeem the Series A Preferred Stock, the Company will provide to holders of the Series A Preferred Stock written notice of that election, and during that 30 day period immediately following the date of that notice those holders will have the option to convert the Series A Preferred Stock to Common Stock at the Conversion Price.

     TRANSFER AGENT, REGISTRAR, DIVIDEND DISBURSING AGENT AND REDEMPTION
AGENT. The transfer agent, registrar, dividend disbursing agent and redemption agent for the shares of Series A Preferred Stock will be American Stock Transfer & Trust Company, 40 Wall Street, New York, NY 10005.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the Company's consolidated ratios of earnings to fixed charges for the periods shown:

                                                                 NINE MONTH
                                                                   PERIOD
                                                                   ENDED
                                         YEAR ENDED AUGUST 31    AUGUST 31,   YEAR ENDED NOVEMBER 30
                                         ---------------------   ----------   -----------------------
                                           1996        1995         1994         1993         1992
                                         ---------   ---------   ----------   ----------   ----------
Earnings(loss).........................  3,145,412   1,896,641   1,052,364       607,786   (1,633,730)
                                         ---------   ---------     -------    ----------   ----------
Interest Expense.......................    930,190     711,039     332,552     1,347,914    1,399,081
                                         ---------   ---------     -------    ----------   ----------
Ratio of Earnings to Fixed Charges.....       3.38        2.67        3.16         (0.45)       (1.17)

     The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of pre-tax income from continuing operations plus fixed charges. Fixed charges consist of interest expense and the amortization of debt issuance costs.

          DIVIDEND POLICY ON SERIES B PREFERRED STOCK AND COMMON STOCK

     The Company has paid or accrued dividends on Series B Preferred Stock since 1994 by issuing additional shares of Series B Preferred Stock, which is in accordance with the terms of the Series B Preferred Stock. On August 31, 1995, the payment of dividends on the Series B Preferred Stock was effected through the issuance of additional shares of Series B Preferred Stock cumulating to $398,791 in value. Management of the Company does not anticipate paying any cash dividends on the Company's Common Stock or on the Company's Series B Preferred Stock in the foreseeable future. Instead, management of the Company intends to retain any earnings to pay dividends on the Series A Preferred Stock, to finance the Company's growth strategies, for working capital, and for general corporate purposes. Any payment of dividends on the Common Stock and Series B Preferred Stock will be at the discretion of the Company's Board of Directors and will depend upon earnings, financial condition, capital requirements, amount of indebtedness, contractual restrictions with respect to payment of such dividends, if any, and other factors.

             FEDERAL INCOME TAX CONSIDERATIONS TO THE STOCKHOLDERS

     The following summary of material federal income tax considerations to the stockholders is (i) based on current law, (ii) for general information only, and
(iii) not tax advice. This information does not purport to deal with all aspects of taxation that may be relevant to particular stockholders regarding their personal investments or tax circumstances, or except to the extent discussed under the heading "Taxation of Foreign Stockholders," to certain types of shareholders (including insurance companies, financial institutions or broker-dealers) subject to special treatment under the federal income tax law.

     EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF THE SERIES A PREFERRED STOCK, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP AND SALE AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

     REDEMPTION AND CONVERSION. A cash redemption of shares of the Series A Preferred Stock will be treated under Section 302 of the Code as a distribution taxable as a dividend (to the extent of the Company's current and accumulated earnings and profits) at ordinary income rates, unless the redemption satisfies one of the tests set forth in Section 302(b) of the Code and is, therefore, treated as a sale or exchange of the redeemed shares. The cash redemption will be treated as a sale or exchange if it (i) is "substantially disproportionate" with respect to the holder, (ii) results in a "complete termination" of the holder's stock interest in the Company, or (iii) is "not essentially equivalent to a dividend" with respect to the holder, all within the meaning of Section 302(b) of the Code. In determining whether any of these tests have been satisfied, shares of capital stock (including Common Stock, Preferred Stock and other equity interests in the Company) considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Code, as well as shares of capital stock actually owned by the holder, must generally be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Code will be satisfied with respect to any particular holder of the Series A Preferred Stock depends upon the facts and circumstances at the time that the determination must be made, prospective holders of the Series A Preferred Stock are advised and encouraged to consult their own tax advisors to determine the appropriate tax treatment.

     If a cash redemption of shares of the Series A Preferred Stock is not treated as a distribution taxable as a dividend to a particular holder, it will be treated, as to that holder, as a taxable sale or exchange. As a result, such holder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received (less any portion thereof attributable to accumulated and declared but unpaid dividends, which will be taxable as a dividend to the extent of the Company's current and accumulated earnings and profits), and (ii) such holder's adjusted basis in the shares of the Series A Preferred Stock for tax purposes. Such gain or loss will be capital gain or loss if the shares of the Series A Preferred Stock have been held as a capital asset, and will be long-term gain or loss if such shares have been held for more than one year.

     If a cash redemption of shares of the Series A Preferred Stock is treated as a distribution taxable as a dividend, the amount of the distribution will be measured by the amount of cash and the fair market value of any property received by the holder. The holder's adjusted basis in the redeemed shares of the Series A Preferred Stock for tax purposes will be transferred to the holder's remaining shares of capital stock in the Company, if any. If the holder owns no other shares of capital stock in the Company, such basis may, under certain circumstances, be transferred to a related person or it may be lost entirely.

     REDEMPTION PREMIUM. Under Section 305(c) of the Code and applicable Treasury Regulations, if the cash redemption price of the Series A Preferred Stock exceeds the issue price by more than a reasonable redemption premium, the amount of such excess may be deemed to be a constructive distribution (treated as a dividend to the extent of the current and accumulated earnings and profits and otherwise subject to the treatment described above for distributions) taxable to the holder over the period during which the Series A Preferred Stock cannot be redeemed.

     A redemption premium is considered to be reasonable if it is in the nature of a penalty for a premature redemption of redeemable preferred stock and if such premium does not exceed the amount which the issuer would be required to pay for such redemption right under market conditions existing at the time of issuance of the stock. Applicable Treasury Regulations currently provide that a redemption premium not exceeding 10% of the issue price of preferred stock which is not redeemable for five years from the date of issue will be considered reasonable.

     Proposed amendments to the Treasury Regulations provide that the existence of a redemption premium will result in a constructive distribution only if, based upon all of the facts and circumstances as of the issue date, redemption by the Company is more probable than not to occur. The proposed regulation provides a safe harbor pursuant to which redemption will be treated as more probable than not to occur if (i) the issuer and the holder are not related,
(ii) there are no arrangements that effectively require the issuer to redeem the stock, and (iii) exercise by the issuer of the right to redeem would not reduce the yield of the stock. Although the Revenue Reconciliation Act of 1990 substituted a 0.25% de minimis rule for the 10% "safe harbor" set forth in the Treasury Regulations, the applicable legislative history and the proposed Treasury Regulations provide that the reduced de minimis test will not apply to stock which (such as the Series A Preferred Stock) is neither manditorily callable by the issuer nor puttable by the holder.

     The Company believes that the redemption premium on the Series A Preferred Stock should be considered reasonable. There can be no assurance, however, that the IRS will regard the redemption premium on the Series A Preferred Stock as reasonable. If the Series A Preferred Stock is deemed to have an unreasonable redemption premium, holders would be required to accrue the premium over the period of time during which the Series A Preferred Stock cannot be called for redemption.

     CONVERSION OF SERIES A PREFERRED STOCK INTO COMMON STOCK. In general, no gain or loss will be recognized for federal income tax purposes upon conversion of the Series A Preferred Stock solely into shares of Common Stock. The basis that a holder will have for tax purposes in the shares of Common Stock received upon conversion will be equal to the adjusted basis for the holder in the shares of Series A Preferred Stock so converted, and, provided that the shares of Series A Preferred Stock were held as a capital asset, the holding period for the shares of Common Stock received would include the holding period for the shares of Series A Preferred Stock converted. A holder will, however, recognize gain or loss on the receipt of cash in lieu of fractional shares of Common Stock in an amount equal to the difference between the amount of cash received and the holder's adjusted basis for tax purposes in the Series A Preferred Stock for which cash was received. Additionally, under certain circumstances, a holder of shares of Series A Preferred Stock may recognize gain or dividend income to the extent that there are dividends in arrears on those shares at the time of conversion into Common Stock.

     ADJUSTMENTS IN CONVERSION PRICE. Adjustments in the Conversion Price (or the failure to make such adjustments) pursuant to any anti-dilution provisions of the Series A Preferred Stock, or otherwise, may result in constructive distributions to the holders of Series A Preferred Stock that could, under certain circumstances, be taxable to them as dividends pursuant to Section 305 of the Code. If such a constructive distribution occurs, a holder of Series A Preferred Stock could be required to recognize ordinary income for tax purposes without receiving a corresponding distribution of cash.

     BACKUP WITHHOLDING. The Company will report to its domestic stockholders and the IRS the amount of dividends paid during each calendar year and the amount of tax withheld, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless the holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A stockholder that does not provide the Company with his or her correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to the Company. See "Taxation of Foreign Stockholders."

     TAXATION OF FOREIGN STOCKHOLDERS. The rules governing United States federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign stockholders (collectively, "Non-U.S. Stockholders") are complex, and no attempt will be made in this document to provide more than a summary of the rules. Prospective Non-U.S. Stockholders should consult with their own tax advisors to determine the impact of federal, state and local income tax laws with regard to a purchase of Series A Preferred Stock, including any reporting requirements.

     Distributions by the Company that are not attributable to gain from sales or exchanges by the Company of United States real property interests and not designated by the Company as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of the Company. These distributions, ordinarily, will be subject to a withholding tax equal to 30% of the gross amount of the distribution, unless an applicable tax treaty reduces that tax. To the extent that these distributions exceed the adjusted basis of a Non-U.S. Stockholder's shares, these distributions will result in tax liability if the Non-U.S. Stockholder would otherwise be subject to tax on any gain from the sale or disposition of his or her shares in the Company, as described below. If income from the investment in the shares is treated as effectively connected with the Non-U.S. Stockholder's conduct of a United States trade or business, the Non-U.S. Stockholder generally will be subject to a tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to the dividends (and may also be subject to the 30% branch profits tax in the case of a stockholder that is a foreign corporation). The Company expects to withhold United States income tax at the rate of 30% on the gross amount of any such dividends made to each Non-U.S. Stockholder unless (i) a lower treaty rate applies and the Non-U.S. Stockholder provides certification, if necessary, or
(ii) the Non-U.S. Stockholder files an IRS Form 4224 with the Company certifying that the investment to which the distribution relates is effectively connected to a United States trade or business of such Non-U.S. Stockholder. Distributions in excess of current and accumulated earnings and profits of the Company will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder's shares, but, rather, will reduce the adjusted basis of such shares. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the distributions will be subject to withholding at the same rate as dividends. However, amounts thus withheld are refundable, if it is subsequently determined that the distribution was, in fact, in excess of current and accumulated earnings and profits of the Company.

     In the case of Non-U.S. Stockholders, any distribution of gain generally will not be subject to taxation, unless (i) the investment in the shares is effectively connected with the Non-U.S. Stockholder's United States trade or business, in which event the Non-U.S. Stockholder will be subject to the same treatment as U.S. Stockholders with respect to the gain (except that a stockholder that is a foreign corporation may also be subject to the 30% branch profits tax), or (ii) the Non-U.S. Stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which event the nonresident alien individual will be subject to a 30% tax on the individual's capital gains. Non-U.S. Stockholders may be required to certify their non-U.S. status to be exempt from backup withholding.

     OTHER TAX CONSEQUENCES. The Company's stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which they transact business or reside. The state and local tax treatment of the Company's stockholders may not conform to the federal income tax consequences discussed above. Consequently, prospective purchasers of Series A Preferred Stock should consult their own tax advisors regarding the effects of state and local tax laws resulting from a purchase of Series A Preferred Stock.

                      UNDERWRITER AND PLAN OF DISTRIBUTION

     Under the terms and subject to the conditions of the Underwriting Agreement ("Underwriting Agreement") Torrey Pines Securities, Inc., (the "Underwriter"), has agreed to purchase from the Company, and the Company has agreed to sell to the Underwriter, 650,000 shares of Series A Preferred Stock ("Firm Shares"), with an option to purchase an additional 97,500 shares of Series A Preferred Stock ("Option Shares"), subject to certain terms and conditions, some of which are specified below.

     The Underwriter is committed to take and pay for all of the Firm Shares, if any are taken. The Company has been advised by the Underwriter that it proposes to offer the shares of Series A Preferred Stock to the public at the initial public offering price of $10.00 per share. The Underwriter will purchase the Series A Preferred Stock at a concession (discount) of 90%. The Underwriter initially proposes to offer part of the shares of the Series A Preferred Stock directly to the public at the initial public offering price set forth on the cover page of this Prospectus and part to certain dealers at a price that represents a concession not in excess of 6.5% of the initial public offering price. The initial public offering price, concession and discount to dealers may be changed by the Underwriter after the shares of Series A Preferred Stock are released for sale to the public. The Underwriter has informed the Company that it does not intend to confirm sales to any account over which it exercises discretionary authority. The Company will also pay the Underwriter a 3% non-accountable expense allowance, of which to date $61,250 has been paid.

     Upon completion of the Offering, the Company will grant to the Underwriter warrants to purchase 65,000 shares of Series A Preferred Stock (10% of the Firm Shares). These warrants will entitle the Underwriter to purchase shares of Series A Preferred Stock at a price equal to 120% of the Offering Price for a period commencing one year after the Effective Date and ending 5 years after that date. The Company has agreed to pay all costs and expenses incident to the registration and qualification of the Series A Preferred Stock with the Commission, the NASD, and such state securities regulatory agencies as the Underwriter may reasonably request.

     The Underwriter has a 30 day right of refusal, for a period of 3 years after the Effective Date, to act as underwriter or agent with respect to any public offering or private financing by the Company. The Company has filed an application with the NASD to obtain a Small Cap Market listing for the Series A Preferred Stock. The disclosure provisions set forth in Regulations 228.506 and
228.507 of Regulation S-B promulgated under the Securities Act and the Exchange Act are not applicable to the Offering.

     The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the shares of Series A Preferred Stock are subject to the approval of certain legal matters by counsel and to certain other conditions.

     The Underwriter may, for a period of 45 days following the Effective Date, purchase any or all of the Option Shares at the initial public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The Underwriter may exercise such option to purchase solely for the purpose of covering over-allotments, if any, incurred in the sale of the shares of Series A Preferred Stock. The Underwriter has informed the Company that it does not intend sales to discretionary accounts.

     The purchase price of the Series A Preferred Stock has been determined by mutual agreement between the Company and the Underwriter. The offering price has no direct relationship to any established criteria of value, such as book value or earnings per share or any combination thereof. The price of the Series A Preferred Stock does not necessarily indicate current market value for the assets owned by the Company or the Company's Affiliates. No valuation or appraisal has been prepared for the business and potential business of the Company or its Affiliates. See "DETERMINATION OF OFFERING PRICE." The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act. See "DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES."

                                    EXPERTS

     Kelly & Company is responsible for the audit of the Company's financial statements for the fiscal year ended August 31, 1996 for inclusion in the 1996 Annual Report on Form 10-KSB to stockholders.

                                 LEGAL MATTERS

     Certain legal matters will be passed upon for the Company by White and Stepp LLP, located in Newport Beach, California. Certain legal matters will be passed upon for the Underwriter by Rushall & McGeever located in Carlsbad, California.

                     INTEREST OF NAMED EXPERTS AND COUNSEL

     None of the named experts or counsel have been hired on a contingent basis, or will receive a direct or indirect interest in the Company, nor was any expert or counsel a promoter, underwriter, voting trustee, director, officer, or employee of the Company.

                                                                       EXHIBIT A

                             OTC BULLETIN BOARD(R)

                        ACAP     AMCOR CAPITAL CORP NEW
               DAILY TRADING SUMMARY REPORT -- JUNE AND JULY 1997

                                                                                     PRICE
                                                                                  ------------
                                      DATE                                        HIGH    LOW
--------------------------------------------------------------------------------  ----    ----
1997-June.......................................................................  5 7/16  4 7/8
1997-July.......................................................................  5 3/16  4 3/4

                   [Diagram of certain relationships between
                 Amcor Capital Corporation and its Affiliates]

             ======================================================

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Face Page of Prospectus...............     1
Glossary of Terms.....................     4
Risk Factors..........................     9
Disclosure of Commission Position on
  Indemnification for Securities Act
  Liabilities.........................    16
Determination of Offering Price.......    19
The Company...........................    20
Use of Proceeds.......................    25
Capitalization........................    26
Available Information.................    27
Incorporation of Certain Documents by
  Reference...........................    27
Management............................    28
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    31
Results of Operations.................    33
Certain Relationships and Related
  Transactions........................    35
Description of Series A 9% Convertible
  Preferred Stock.....................    36
Ratio of Earnings to Fixed Charges....    40
Dividend Policy on Series B Preferred
  Stock and Common Stock..............    41
Federal Income Tax Considerations to
  the Stockholders....................    41
Underwriter and Plan of
  Distribution........................    44
Experts...............................    45
Legal Matters.........................    45
Interest of Named Experts and
  Counsel.............................    45


             ======================================================
             ======================================================
                                 650,000 SHARES

                                [LOGO OF AMCOR]

                                    SERIES A
                         9% CONVERTIBLE PREFERRED STOCK
                            ------------------------

                                   PROSPECTUS
                            ------------------------
                         TORREY PINES SECURITIES, INC.
                               SEPTEMBER 19, 1997
             ======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following is an itemized statement of all expenses of the offering, other than underwriting discounts and commissions (1):

        Registration fees..................................................  $12,265
        Federal taxes (estimated)..........................................  $     0
        State taxes and fees (estimated)...................................  $     0
        Trustees' and transfer agents' fees (estimated)....................  $ 5,000
        Costs of printing and engraving (estimated)........................  $90,000
        Legal fees and costs (estimated)...................................  $70,000
        Accounting fees and costs (estimated)..............................  $25,000
        Engineering fees (not applicable)..................................
        Listing fees.......................................................  $ 1,600

---------------
(2) Include as a separate item any premium paid on any policy to insure directors or officers against any liabilities incurred in the registration or sale of the securities: Not applicable

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The statutes, charter provisions, by-laws, contracts or other arrangements that insure or indemnify a controlling person, director or officer of the Registrant which affects his or her liability in that capacity are as follows:

     Indemnification by Statute. The Company is a corporation duly formed and existing under the laws of the State of Delaware. Section 145(a) of the Delaware General Corporation Law permits indemnification of officers, directors, employees or agents for attorneys' fees and other expenses as well as judgments or amounts paid in settlement of civil cases. This section applies only to third party actions, not to actions brought by or in the right of the Company. The person seeking indemnification must have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company in respect to the claim made against him or her. In criminal cases, the indemnitee may be indemnified for fines and costs provided that, in addition to the foregoing standard of conduct, he or she did not have reasonable cause to believe his or her conduct was unlawful.

     Additionally, Section 145(b) of the Delaware General Corporation Law permits limited indemnification for actions brought by or in the right of the Company, in that it permits indemnification only of expenses in derivative suits and does not authorize indemnification of judgments or amounts paid in settlement of derivative suits. Section 145(c) of the Delaware General Corporation Law provides mandatory indemnification for an indemnitee in the event he or she wins a judgment on the merits or otherwise in defense of any action, suit or proceeding referenced in Sections 145(a) or 145(b) of the Delaware General Corporation Law.

     Indemnification in Bylaws. The Company's Bylaws contain provisions which provide certain indemnity to a controlling person, director or officer which affects such a person's liability while acting in a corporate capacity. The pertinent sections of the Company's bylaws are as follows:

          "Section 6.1 Right to Indemnification. The corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a 'proceeding'), by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans (an 'indemnitee'), against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such indemnitee. The corporation shall be required to indemnify an indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if the initiation of such proceeding (or part thereof) by the indemnitee was authorized by the Board of Directors of the corporation.

          Section 6.2 Payment of Expenses. The corporation shall pay the expenses (including attorneys' fees) incurred by an indemnitee in defending any proceeding in advance of its final disposition; provided, however, that the payment of expenses incurred by a director or officer in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the director or officer to repay all amounts advanced if it should be ultimately determined that the director or officer is not entitled to be indemnified under this Article VI or otherwise.

          Section 6.3 Claims. If a claim for indemnification or payment of expenses under this Article VI is not paid in full within sixty days after a written claim therefor by the indemnitee has been received by the corporation, the indemnitee may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the corporation shall have the burden of proving that the indemnitee was not entitled to the requested indemnification or payment of expenses under applicable law.

          Section 6.4 Nonexclusivity of Rights. The rights conferred on any person by this Article VI shall not be exclusive of any rights which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these By-laws, agreement, vote of stockholders or disinterested directors or otherwise.

          Section 6.5 Other Indemnification. The corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, working relationship, trust, enterprise or nonprofit entity shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or nonprofit enterprise.

          Section 6.6 Amendment or Repeal. Any repeal or modification of the foregoing provisions of this Article VI shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification."

     INDEMNIFICATION IN CERTIFICATE OF INCORPORATION. Section 145 of the Delaware General Corporation Law specifies that the Certificate of Incorporation of a Delaware corporation may include a provision eliminating or limiting the personal liability of a director or officer to a corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but such a provision must not eliminate or limit the liability of a director or officer for
(i) acts or omissions which involve intentional misconduct, fraud, or a knowing violation of law; or (ii) unlawful distributions to stockholders. The Certificate of Incorporation of the Company includes a provision eliminating or limiting the personal liability of the officers and directors of the Company to the Company and its shareholders for damages for breach of fiduciary duty as a director or officer. Accordingly, the officers and directors of the Company may have no liability to the shareholders of the Company for any mistakes or errors of judgment or for any act or omission, unless such act or omission involves intentional misconduct, fraud, or a knowing violation of law or results in unlawful distributions to the shareholders of the Company.

ITEM 16. EXHIBITS


     1       Underwriting Agreement
     1.1     Standard Dealer Agreement*
     1.2     Master Agreement Among Underwriters*
     1.3     Underwriter's Warrant Agreement
     2       Plan of Acquisition (N/A)
     4       Instruments defining the rights of holders, including indentures*
     5       Opinion re: legality*
     8       Opinion re: tax matters*
    10       Material contracts*
    10.1     Stock Option Agreement with Howard Lee*
    10.2     Stock Option Agreement with Dale Paisley*
    10.3     Stock Option Agreement with Marlin McKeever*
    10.4     Stock Option Agreement with Jacques Genicot*
    10.5     Stock Option Agreement with Barry Goverman*
    11       Statement re: computation of per share earnings*
    13       Annual or quarterly reports, Forms 10-KSB and 10-QSB (incorporated by reference, filed with Commission August 31, 1996 and July 15, 1997, respectively, file no.
             0-17594).
    15       Letter on unaudited interim financial information (N/A)
    16       Letter on change in certifying accountant (N/A)
    23.1     Consent of experts*
    23.2     Consent of counsel*
    24       Power of Attorney (included on signature page of this Registration Statement)
    25       Statement of eligibility of trustee (N/A)
    26       Invitation for competitive bids (N/A)
    27       Financial data schedule (N/A -- filing does not include interim financial statements)
    99       Memorandum of changes


---------------
* Previously filed.

     ITEM 17. UNDERTAKINGS. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (f) If the Registrant relies on Rule 430A under the Securities Act, the Registrant will:

     (1) For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this Registration Statement in reliance on Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1), or (4) or 497(h) under the Securities Act as part of this Registration Statement as of the time the Commission declared it effective.

     (2) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and the offering of the securities at that time as the initial bona fide offering for those securities.

                        SIGNATURES AND POWER OF ATTORNEY

     Each person whose signature appears below on this Registration Statement hereby constitutes and appoints Fred H. Behrens with full power to act as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities (until and unless revoked in a writing) to sign any and all amendments (including but not limited to post-effective amendments and amendments thereto) to this Registration Statement on Form S-2 of AMCOR Capital Corporation, a Delaware corporation, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done to make this Registration Statement on Form S-2 effective, as fully and for all intents and purposes, as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact or his substitute may lawfully do or cause to be done by virtue hereof.


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that the Registrant meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport Beach, State of California, on September 25, 1997.


(Registrant) AMCOR CAPITAL CORPORATION, A DELAWARE CORPORATION

By:       /s/ FRED H. BEHRENS
    ----------------------------------
    Fred H. Behrens, Chairman of the
    Board

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


      (Signature) /s/ FRED H. BEHRENS                  (Signature) /s/ ROBERT A. WRIGHT
  ----------------------------------------         ----------------------------------------
              Fred H. Behrens                                  Robert A. Wright

(Title) Director                                 (Title) Director

(Date) September 25, 1997                        (Date) September 25, 1997

      (Signature) /s/ MARLENE A. TAPIE                 (Signature) /s/ DALE P. PAISLEY
  ----------------------------------------         ----------------------------------------
              Marlene A. Tapie                                 Dale P. Paisley

(Title) Director                                 (Title) Director

(Date) September 25, 1997                        (Date) September 25, 1997

       (Signature) /s/ F. HOWARD LEE                  (Signature) /s/ MARLIN T. MCKEEVER
  ----------------------------------------         ----------------------------------------
               F. Howard Lee                                  Marlin T. McKeever

(Title) Director                                 (Title) Director

(Date) September 25, 1997                        (Date) September 25, 1997

                               INDEX TO EXHIBITS


                                                                                      SEQUENTIALLY
                                                                                       NUMBERED
EXHIBIT NO.                                DESCRIPTION                                   PAGE
-----------   ----------------------------------------------------------------------  -----------
  1           Underwriting Agreement................................................
  1.1         Standard Dealer Agreement*............................................
  1.2         Master Agreement Among Underwriters*..................................
  1.3         Underwriter's Warrant Agreement.......................................
  2           Plan of Acquisition (N/A).............................................
  4           Instruments defining the rights of holders, including indentures*.....
  5           Opinion re: legality*.................................................
  8           Opinion re: tax matters*..............................................
 10.1         Stock Option Agreement with Howard Lee*...............................
 10.2         Stock Option Agreement with Dale Paisley*.............................
 10.3         Stock Option Agreement with Marlin McKeever*..........................
 10.4         Stock Option Agreement with Jacques Genicot*..........................
 10.5         Stock Option Agreement with Barry Goverman*...........................
 11           Statement re: computation of per share earnings*......................
 13           Annual or quarterly reports, Forms 10-KSB and 10-QSB (incorporated by reference, filed with Commission August 31, 1996 and July 15, 1997, respectively, file no. 0-17594).......................................
 15           Letter on unaudited interim financial information (N/A)...............
 16           Letter on change in certifying accountant (N/A).......................
 23.1         Consent of experts*...................................................
 23.2         Consent of counsel*...................................................
 24           Power of Attorney (included on signature page of this Registration
              Statement)............................................................
 25           Statement of eligibility of trustee (N/A).............................
 26           Invitation for competitive bids (N/A).................................
 27           Financial data schedule (N/A -- filing does not include interim financial statements).................................................
 99           Memorandum of changes.................................................


---------------

* Previously filed.